PROSPECTUS SUPPLEMENT                               FILED PURSUANT TO RULE 424B2
(TO PROSPECTUS DATED MAY 24, 1996)          REGISTRATION STATEMENT NO. 333-02699

                                  $450,000,000
                                      LOGO
[Logo of Freeport McMoRan appears here]
                    $200,000,000 7.50% SENIOR NOTES DUE 2006
                    $250,000,000 7.20% SENIOR NOTES DUE 2026

                                ----------------

  Interest on the 7.50% Senior Notes due November 15, 2006 (the "2006 Notes") and the 7.20% Senior Notes due November 15, 2026 (the "2026 Notes," and together with the 2006 Notes, the "Senior Notes") is payable semiannually on May 15 and November 15 of each year, commencing May 15, 1997. The holder of each 2026 Note may elect to have that 2026 Note, or any portion of the principal amount thereof that is a multiple of $1,000, repaid on November 15, 2003 at 100% of the principal amount thereof, together with accrued interest to November 15, 2003. Such election, which is irrevocable when made, must be made within the period commencing on September 15, 2003 and ending at the close of business (5:00 p.m., New York City time) on October 15, 2003.

  The Senior Notes will also be redeemable, in whole or in part, at the option of Freeport-McMoRan Copper & Gold Inc. ("FCX" or the "Company") at any time at a redemption price determined separately for each series equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined herein) plus 30 basis points, together with, in either case, accrued interest to the date of redemption.

  The Senior Notes will rank senior in priority to any subordinated indebtedness of the Company and pari passu with any other senior unsecured indebtedness of the Company. The Senior Notes will be junior in right of payment to all of the Company's secured obligations (insofar as the assets securing such obligations are concerned) and will be effectively junior in right of payment to the indebtedness and other liabilities of the Company's subsidiaries (insofar as the assets of those subsidiaries are concerned). See "Capitalization" and "Description of the Senior Notes."

  The Senior Notes will be represented by one or more Registered Global Securities registered in the name of a nominee of The Depository Trust Company, as depository ("DTC"), or other depository. Beneficial interests in the Registered Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC's participants. Except as provided herein, owners of beneficial interests in the Registered Global Securities will not be entitled to receive Senior Notes in definitive form and will not be considered owners or holders thereof. Settlement for the Senior Notes will be made in immediately available funds. So long as the Senior Notes are represented by the Registered Global Securities registered in the name of DTC or its nominee, the Senior Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Senior Notes will therefore settle in immediately available funds. So long as the Senior Notes are represented by the Registered Global Securities, all payments of principal and interest thereon will be made in immediately available funds. See "Description of the Senior Notes."

     PROSPECTIVE PURCHASERS OF SENIOR  NOTES SHOULD CAREFULLY CONSIDER THE
          MATTERS  SET   FORTH  UNDER  THE   CAPTION  "RISK  FACTORS"
               BEGINNING   ON  PAGE   5   OF  THE   ACCOMPANYING
                    PROSPECTUS.

                                ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION,  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
      THE  PROSPECTUS TO  WHICH  IT RELATES.  ANY  REPRESENTATION  TO THE
       CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     Price to     Underwriting   Proceeds to
                                     Public(1)    Discount(2)     Company(1)(3)
-------------------------------------------------------------------------------
Per 2006 Note....................    99.475%         .650%         98.825%
-------------------------------------------------------------------------------
Total............................  $198,950,000    $1,300,000    $197,650,000
-------------------------------------------------------------------------------
Per 2026 Note....................    99.893%         .625%         99.268%
-------------------------------------------------------------------------------
Total............................  $249,732,500    $1,562,500    $248,170,000
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from November 18, 1996.
(2) The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $500,000.

                                ----------------

  The Senior Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. See "Underwriting." It is expected that the Senior Notes will be available for delivery in book-entry form only through the facilities of DTC in New York, New York on or about November 18, 1996 against payment therefor in immediately available funds.

                                ----------------

UBS SECURITIES
                             CHASE SECURITIES INC.
                                                                 CS FIRST BOSTON


November 13, 1996

  IN CONNECTION WITH THE OFFERING MADE HEREBY, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SENIOR NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus or incorporated by reference herein and therein and does not purport to be complete. Reference is made to, and this Summary is qualified in its entirety by and should be read in conjunction with, the more detailed information contained elsewhere herein and in the accompanying Prospectus or incorporated by reference herein or therein. Unless otherwise defined herein, capitalized terms used in this Summary have the respective meanings ascribed to them elsewhere in this Prospectus Supplement, the accompanying Prospectus or in the Indenture (as defined below) with respect to the Senior Notes.

                                  THE COMPANY

  Freeport-McMoRan Copper & Gold Inc., a Delaware corporation ("FCX" or the "Company"), is one of the world's largest copper and gold companies in terms of reserves and production, and believes that it has one of the lowest cost copper producing operations in the world, taking into account customary credits for related gold and silver production. FCX's principal operating subsidiary is P.T. Freeport Indonesia Company ("PT-FI"), which engages in the exploration for and development, mining and processing of ore containing copper, gold and silver in Irian Jaya, Indonesia pursuant to an agreement (a "Contract of Work" or "COW") with the government of the Republic of Indonesia (the "Indonesian Government") and in the worldwide marketing of concentrates containing those metals. FCX owns, directly and indirectly, an 85.87% interest in PT-FI. FCX is also engaged pursuant to a separate COW in the exploration of additional acreage in Irian Jaya through P.T. IRJA Eastern Minerals Corporation ("Eastern Mining"), in which FCX currently owns an indirect 94.9% interest, and in the smelting and refining of copper concentrates in Spain through its indirect, wholly owned subsidiary, Atlantic Copper Holding, S.A. ("Atlantic Copper"), formerly known as Rio Tinto Minera, S.A.

  In mid-1995, The RTZ-CRA Group ("RTZ-CRA") purchased from Freeport-McMoRan Inc. ("FTX"), the former parent of the Company, an aggregate of 23.9 million shares of the Company's Class A Common Stock (approximately 12% of the then outstanding common stock of all classes of the Company). In October 1996, the Company and RTZ-CRA signed definitive documentation pursuant to which RTZ-CRA will acquire an undivided 40% interest in future production expansions and certain developmental activities in areas covered by the PT-FI COW. See "Recent Developments--Relationship with The RTZ-CRA Group."

  The Company and RTZ-CRA have established to their satisfaction the economic justification for, and have commenced engineering activities in connection with, the further expansion of PT-FI's mining and milling facilities, subject to the approval of the Indonesian Government. The current throughput rate is approximately 125,000 metric tons per day ("MTPD") of ore and the optimum rate following expansion is expected to be at least 190,000 to 200,000 MTPD of ore. Costs for this expansion are expected to approximate $960 million with completion anticipated in the second half of 1998. See "Recent Developments-- Relationship with The RTZ-CRA Group."

  PT-FI's total estimated proved and probable recoverable reserves as of December 31, 1995 increased over the December 31, 1994 level, net of 1995 production, by 12.3 billion pounds of copper (44%), 12.5 million ounces of gold (32%) and 30.3 million ounces of silver (38%). PT-FI's estimated proved and probable recoverable reserves, on a 100% basis, as of December 31, 1995 were
40.3 billion pounds of copper, 52.1 million ounces of gold and 111.1 million ounces of silver. RTZ-CRA does not participate in year-end 1994 ore reserves, but with limited exceptions will participate with respect to reserves discovered thereafter within the PT-FI COW and Eastern Mining COW.

  PT-FI's largest mine, Grasberg, was discovered in 1988 in the area referred to as "Block A" covered by the PT-FI COW. The Grasberg deposit contains the largest single gold reserve and is one of the three largest open-pit copper reserves of any mine in the world. The PT-FI COW and the Eastern Mining COW permit extensive exploration, mining and production activities. In addition to Block A, the PT-FI COW currently covers an approximate 3.25 million acre exploration area, net of prior relinquishments. See "Business--Contracts of Work." The PT-FI COW expires in December 2021 with provisions for two 10-year extensions under certain conditions. The Eastern Mining COW currently covers an approximate 1.8 million acre exploration area, net of prior relinquishments, and provides for a seven-year exploratory term that commenced August 15, 1994 and a 30-year term for actual mining operations with provisions for two 10-year extensions under certain conditions.

  The Company's principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana, 70112 and its telephone number is (504) 582-4000.

                                  THE OFFERING

Securities Offered......  $200,000,000 aggregate principal amount of 7.50%
                          Senior Notes due 2006.

                          $250,000,000 aggregate principal amount of 7.20% Senior Notes due 2026.

Interest Payment Dates..  May 15 and November 15 of each year, commencing May
                          15, 1997.

Ranking.................  The Senior Notes will be senior unsecured indebtedness of FCX and will rank senior in priority to any subordinated indebtedness of FCX and pari passu with any other senior unsecured indebtedness of FCX. The Senior Notes will be junior in right of payment to all secured indebtedness (insofar as the assets securing such obligations are concerned) of FCX and effectively junior in right of payment to the indebtedness and other liabilities of FCX's subsidiaries (insofar as the assets of those subsidiaries are concerned). See "Capitalization" and "Description of the Senior Notes."

Repayment...............  The holder of each 2026 Note may elect to have that
                          2026 Note, or any portion of the principal amount that is a multiple of $1,000, repaid on November 15, 2003 at 100% of the principal amount thereof, together with accrued interest to November 15, 2003. Such election, which is irrevocable when made, must be made within the period commencing on September 15, 2003 and ending at the close of business (5:00 p.m., New York City time) on October 15, 2003. The 2006 Notes are not subject to repayment at the option of their holders.

Optional Redemption.....  The Senior Notes will not be entitled to any sinking fund. The Senior Notes will be redeemable, in whole or in part, at the option of FCX at any time, upon not less than 30 nor more than 60 days notice by mail at a redemption price determined separately for each series equal to the greater of (i) 100% of the principal amount of the Senior Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 30 basis points, together with, in either case, accrued interest to the date of redemption.

Covenants...............  The Indenture will contain covenants that limit FCX's ability to incur indebtedness secured by certain liens and to engage in certain sale/leaseback transactions. These limitations will be subject to certain qualifications and exceptions. See "Description of the Senior Notes--Certain Covenants."

Use of Proceeds.........  The estimated net proceeds of approximately $445.3 million from the sale of the Senior Notes will be used to repay amounts outstanding under FCX's $450 million bank credit facility (the "FCX Bank Credit Facility") and PT-FI's $550 million bank credit facility (the "PT-FI Bank Credit Facility" and, together with the FCX Bank Credit Facility, the "Credit Facilities"). See "Use of Proceeds" and "Capitalization."

Absence of Market for
the Senior Notes........
                          The Senior Notes will be new issues of securities for which there currently is no market. Although the Underwriters have informed the Company that they each currently intend to make a market in the Senior Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Senior Notes.

  For further information regarding the Senior Notes, see "Description of the Senior Notes."

                                  RISK FACTORS

  Prospective purchasers of the Senior Notes should consider carefully the risk factors set forth beginning on page 5 of the accompanying Prospectus, as well as all other information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, in evaluating an investment in the Senior Notes. To the extent any of the information contained or incorporated by reference in this Prospectus Supplement or accompanying Prospectus constitutes a "forward-looking statement," as defined in Section 27A(i)(1) of the Securities Act of 1933, as amended, the information set forth in the Prospectus under the heading "Risk Factors" and the information included herein under the headings "Recent Developments--Exploration Activities," "-- Sale of Put Option Contracts," "Business--Republic of Indonesia," "--Ore Reserves," "--Mining Operations--Location and Mining Risks," "--Exploration," "--Marketing," "--Competition," and "--Environmental Matters" constitutes meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

                              RECENT DEVELOPMENTS

RELATIONSHIP WITH THE RTZ-CRA GROUP

  In mid-1995, RTZ-CRA purchased from FTX, the former parent of the Company, an aggregate of 23.9 million shares of the Company's Class A Common Stock (approximately 12% of the then outstanding common stock of all classes of the Company). Additionally, the Company and RTZ-CRA agreed, subject to certain conditions, to establish joint ventures pursuant to which RTZ-CRA would acquire an undivided 40% interest in the Eastern Mining COW and an undivided 40% interest in future production expansions and certain developmental activities in the areas covered by the PT-FI COW. Under those agreements, RTZ-CRA and the Company established an exploration committee to approve exploration expenditures and RTZ-CRA agreed to fund up to $100 million of exploration costs approved by the exploration committee in the areas covered by the PT-FI COW and the Eastern Mining COW (including $59.4 million incurred through September 30,
1996). In October 1996, RTZ-CRA funded its full $100 million exploration commitment. Mutually agreed upon exploration costs in excess of $100 million in these areas will be borne 60% by the Company and 40% by RTZ-CRA.

  The Company and RTZ-CRA have established to their satisfaction the economic justification for, and have commenced engineering activities in connection with, the expansion of PT-FI's mining and milling capacity to at least 190,000-200,000 MTPD. Any such expansion will be subject to the approval of the Indonesian Government. Costs for the expansion are expected to approximate $960 million, including approximately $300 million for a coal-fired power plant and related facilities, with completion anticipated in the second half of 1998. In October 1996, the Company and RTZ-CRA entered into certain definitive agreements establishing the joint venture pursuant to which, following commencement of concentrate production from expansions of PT-FI's existing mining and milling capacity financed by RTZ-CRA, RTZ-CRA will have a 40% interest in future production exceeding specified annual amounts of copper, gold and silver concentrates estimated to be produced from the first 118,000 MTPD of ore mined each year through approximately 2021. To finance the expansion, subsidiaries of RTZ-CRA will provide up to $750 million for defined costs, of which 40% will be funded directly and 60% will be loaned to PT-FI on a non-recourse basis. The parties will share incremental cash flow attributable to such expansion projects on the basis of 60% to PT-FI and 40% to RTZ-CRA. PT-FI will assign to RTZ-CRA its interest in such incremental cash flow until RTZ-CRA has received an amount of funds from such assigned interest equal to the funds lent to PT-FI plus interest based on RTZ-CRA's cost of borrowing. When the definitive agreements were executed in October 1996, RTZ-CRA funded $84 million of previously incurred expansion costs together with its full $100 million exploration commitment.

SALE OF PUT OPTION CONTRACTS

  The significant decline in copper prices during 1996 increased the value of put option contracts that PT-FI purchased under its price protection program to provide a floor price of $0.90 per pound for essentially all copper sales through the second quarter of 1997. During the third quarter of 1996, PT-FI sold for $97.2 million all of its put option contracts covering approximately 1.2 billion pounds of copper. As a result, PT-FI no longer has any price protection on its copper sales, but PT-FI will report copper revenues through June 30, 1997 at prices higher than those actually realized under its copper concentrate sales contracts. Through September 30, 1996, PT-FI recognized $30.0 million of additional revenues from the sale of its put option contracts. PT-FI will recognize additional revenues from the sale of its put option contracts in the following amounts: $21.1 million in the fourth quarter of 1996, $23.0 million in the first quarter of 1997 and $23.1 million in the second quarter of 1997.

EXPLORATION ACTIVITIES

  In September 1996, the Company announced that drilling activities at the Kucing Liar prospect had confirmed the continuity of extensive skarn-type copper and gold mineralization that, based on current information, could represent as much as a 250 million metric ton geologic resource at an average grade of greater than two percent copper equivalent. Such high grade underground mineralization in close proximity to the mill could have a significant positive impact on the average grade of the ore feed to and the economics of PT-FI's mill expansion. The Company's continuing exploration of areas underneath and around the Grasberg complex has also intersected the fringes of heavy sulfide skarn-type mineralization that the Company believes may surround the Grasberg complex. The preliminary results of exploration activities described above remain unproven, and the potential for converting these prospects into proven reserves is subject to significant uncertainties. Accordingly, no assurance can be given that any of these new areas contain commercially exploitable mineral deposits.

GRESIK SMELTER

  In July 1996, construction commenced on a copper smelter in Gresik, East Java, Indonesia having a design capacity of 200,000 metric tons of copper cathode per year. PT-FI, Mitsubishi Materials Corporation ("Mitsubishi Materials"), Mitsubishi Corporation ("Mitsubishi") and Nippon Mining & Metals Co., Ltd. ("Nippon") own 25%, 60.5%, 9.5% and 5% interests, respectively, in the smelter. The estimated aggregate project cost, before working capital requirements, is approximately $600 million. The joint venture has received a commitment from a group of banks for a $300 million non-recourse term loan and a $110 million working capital facility, both of which are expected to be in place by the end of the fourth quarter of 1996. The remainder of the required funding will be supplied by PT-FI, Mitsubishi Materials, Mitsubishi and Nippon in accordance with their interests. Construction is expected to be completed by mid-1998, and the smelter is expected to be fully operational during the second half of 1998. It is anticipated that PT-FI will provide all of the smelter's copper concentrate requirements at market rates, subject to a floor during the first 15 years of operations. PT-FI has also agreed to assign, if necessary, its share of any dividends from the joint venture to support a 13% annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations.

                                USE OF PROCEEDS

  The estimated net proceeds of approximately $445.3 million from the sale of the Senior Notes will be used to repay amounts outstanding under the Credit Facilities. See "Capitalization." Amounts repaid under the Credit Facilities can be reborrowed from time to time. The average interest rate on indebtedness outstanding under the FCX Bank Credit Facility on September 30, 1996 was 6.2% per annum, and all outstanding indebtedness under the FCX Bank Credit Facility matures on December 31, 1999. The average interest rate on indebtedness outstanding under the PT-FI Bank Credit Facility on September 30, 1996 was 6.15% per annum, and all outstanding indebtedness under the PT-FI Bank Credit Facility matures on December 31, 1999.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated.

                         YEARS ENDED DECEMBER 31,
                         ------------------------ NINE MONTHS ENDED
                         1991 1992 1993 1994 1995 SEPTEMBER 30, 1996
                         ---- ---- ---- ---- ---- ------------------
Ratio of earnings to
 fixed charges.......... 4.5x 6.5x 3.6x 7.5x 6.0x        3.7x

  For purposes of calculating the ratios, "earnings" consist of income from continuing operations before income taxes, minority interest and fixed charges and "fixed charges" consist of interest and that portion of rent which is deemed representative of interest.

                                CAPITALIZATION

  The following table sets forth the Company's unaudited capitalization as of September 30, 1996, pro forma to give effect to the transactions consummated with RTZ-CRA in October 1996 and pro forma as adjusted to give effect to the sale of the Senior Notes and the application of the net proceeds therefrom (approximately $445.3 million) as described under "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference herein.

                                                   SEPTEMBER 30, 1996
                                            -----------------------------------
                                                                     PRO FORMA
                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                            ----------  ----------  -----------
                                                     (IN THOUSANDS)
Cash and short-term investments............ $   49,031  $   49,031  $   49,031
                                            ==========  ==========  ==========
Long-term debt, including current portion
 and short-term borrowings: (a)
  Credit Facilities (b).................... $  670,000  $  486,000  $   40,680
  Atlantic Copper project financing........    283,750     283,750     283,750
  Equipment loan...........................     57,750      57,750      57,750
  ALatieF loan.............................     51,750      51,750      51,750
  Other Atlantic Copper borrowings.........     67,874      67,874      67,874
  9 3/4% Senior Guaranteed Notes due 2001..    120,000     120,000     120,000
  RTZ-CRA expansion loan...................         --      50,400      50,400
  Senior Notes offered hereby..............         --          --     450,000
  Capital lease obligations and other PT-FI
   debt....................................    350,182     350,182     350,182
                                            ----------  ----------  ----------
    Total long-term debt, including current
     portion and short-term borrowings.....  1,601,306   1,467,706   1,472,386
                                            ----------  ----------  ----------
Mandatory redeemable preferred stock:
  Gold-denominated preferred stock.........    232,620     232,620     232,620
  Gold-denominated preferred stock, Series
   II......................................    167,379     167,379     167,379
  Silver-denominated preferred stock.......    100,008     100,008     100,008
                                            ----------  ----------  ----------
    Total mandatory redeemable preferred
     stock.................................    500,007     500,007     500,007
                                            ----------  ----------  ----------
Stockholders' equity:
  Convertible exchangeable preferred stock.    218,854     218,854     218,854
  Step-Up convertible preferred stock......    349,990     349,990     349,990
  Class A Common Stock, 88,250,377 shares
   outstanding (c).........................      8,825       8,825       8,825
  Class B Common Stock, 120,857,891 shares
   outstanding (d).........................     12,086      12,086      12,086
  Capital in excess of par value of common
   stock...................................    419,086     419,086     419,086
  Retained earnings........................     43,902      43,902      43,902
  Cumulative foreign translation
   adjustment..............................     10,244      10,244      10,244
  Common stock held in treasury-15,860,463
   shares, at cost.........................   (418,067)   (418,067)   (418,067)
                                            ----------  ----------  ----------
    Total stockholders' equity.............    644,920     644,920     644,920
                                            ----------  ----------  ----------
Total capitalization....................... $2,746,233  $2,612,633  $2,617,313
                                            ==========  ==========  ==========

--------
(a) For additional information with respect to the Company's long-term debt, see Note 7 to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K incorporated by reference herein.
(b) The PT-FI Bank Credit Facility currently provides $550 million of credit and matures in December 1999. FCX has guaranteed all of PT-FI's obligations under the PT-FI Bank Credit Facility. The FCX Bank Credit Facility currently provides $450 million of credit, all of which is available to FCX and PT-FI, and matures in December 1999. The Credit Facilities are subject to a borrowing base, redetermined at least annually, which establishes maximum aggregate borrowing limits for FCX and PT-FI. The
                                        (Footnotes continued on following page)

   Credit Facilities place restrictions on, among other things, additional borrowings, the creation of liens by FCX, PT-FI and certain of FCX's other subsidiaries and require FCX and PT-FI to maintain minimum working capital levels and specified earnings to interest coverage ratios and include various other covenants that are customary for credit facilities of this type. PT-FI has assigned its existing and future sales contracts and pledged its rights under the PT-FI COW, accounts receivable and other assets as security for its borrowings under the Credit Facilities. The Company's borrowings under the FCX Bank Credit Facility and FCX's guarantee of PT-FI's borrowings under the PT-FI Bank Credit Facility currently are unsecured. FCX will have the right under the Indenture relating to the Senior Notes offered hereby, subject to certain limitations, to create liens on its assets and properties in the future. See "Description of the Senior Notes--Certain Covenants--Limitations on Liens."
(c) Does not include approximately (i) 11.7 million shares of Class A Common Stock authorized for issuance upon conversion of the Step-Up Convertible Preferred Stock and (ii) 8.9 million shares of Class A Common Stock authorized for issuance upon conversion of the Convertible Exchangeable Preferred Stock.
(d) Does not include approximately 5.2 million shares of Class B Common Stock authorized for issuance upon the exercise of employee stock options.

                                    BUSINESS

GENERAL

  FCX is one of the world's largest copper and gold companies in terms of reserves and production, and believes that it has one of the lowest cost copper producing operations in the world, taking into account customary credits for related gold and silver production.

  FCX's principal operating subsidiary is PT-FI, a limited liability company organized under the laws of the Republic of Indonesia and domesticated in Delaware. PT-FI engages in the exploration for and development, mining and processing of ore containing copper, gold and silver in Irian Jaya, Indonesia pursuant to a COW with the Indonesian Government and in the worldwide marketing of concentrates containing those metals. FCX owns directly an 81.28% interest in PT-FI. Of the remaining 18.72%, 9.36% is owned by each of the Indonesian Government and P.T. Indocopper Investama Corporation, an Indonesian limited liability company ("PT-II"), in which FCX owns a 49% interest, giving FCX an aggregate 85.87% ownership interest in PT-FI. PT-FI's operations are located in the remote rugged highlands of the Sudirman Mountain Range in the province of Irian Jaya, Indonesia, located on the western half of the island of New Guinea. The PT-FI COW permits extensive exploration, mining and production activities in an original 24,700 acre area, referred to as "Block A," and an exploration area originally consisting of approximately 6.5 million acres, referred to as "Block B." See "Contracts of Work." PT-FI's largest mine, Grasberg, was discovered in Block A in 1988 and contains the largest single gold reserve and one of the three largest open-pit copper reserves of any mine in the world.

  Through its Eastern Mining subsidiary, FCX holds an additional COW in Irian Jaya originally consisting of an approximately 2.5 million acre exploration area. Eastern Mining was formed in 1994 for the purpose of acquiring, holding and developing the Eastern Mining COW. FCX owns 90% of the outstanding common stock of Eastern Mining through a wholly owned subsidiary, and the remaining 10% is owned by PT-II, giving FCX an aggregate 94.9% ownership interest in Eastern Mining.

  FCX is also engaged in the smelting and refining of copper concentrates in Spain through its indirect, wholly owned subsidiary, Atlantic Copper. During 1995, PT-FI supplied Atlantic Copper with approximately 182,000 tons of copper concentrate and for the nine month period ended September 30, 1996, PT-FI supplied 331,400 tons, providing for approximately 40% and 55%, respectively, of Atlantic Copper's requirements in those periods. Atlantic Copper completed the expansion of its smelter production capacity from 150,000 to approximately 270,000 tons of metal per year in June 1996.

REPUBLIC OF INDONESIA

  The Republic of Indonesia consists of more than 17,000 islands stretching 3,000 miles across the equator from Malaysia to Australia and is the fourth most populous nation in the world with almost 200 million citizens. Following many years of Dutch colonial rule, Indonesia gained independence in 1945 and now has a presidential republic system of government in which parliamentary and presidential elections are held every five years. President Suharto, who assumed power in 1966 and is now 75, was re-elected in 1993 to a sixth consecutive five-year term expiring in 1998.

  Maintaining a good relationship with the Indonesian Government is of particular importance to the Company because its principal operations are located in Indonesia. PT-FI's mining complex was Indonesia's first copper mining project and was the first major foreign investment in Indonesia following the economic development program instituted by the Suharto administration in 1967. PT-FI works closely with the central, provincial and local governments in development efforts in the vicinity of its operations. The Company operates in Indonesia through PT-FI by virtue of the PT-FI COW and through Eastern Mining by virtue of the Eastern Mining COW, both of which have 30-year terms, provide for two 10-year extensions under certain conditions, and govern PT-FI's and Eastern Mining's rights and obligations relating to taxes, exchange controls, repatriation and other matters. Both COWs were concluded pursuant to the 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy and provides basic guarantees of remittance rights and protection against nationalization, a framework for economic incentives and basic rules regarding other rights and obligations of foreign investors.

  PT-FI's mining operations are located in the Indonesian province of Irian Jaya, which occupies the western half of the island of New Guinea and became part of Indonesia during the early 1960s. The area surrounding PT-FI's mining development is sparsely populated by primitive indigenous tribes and former residents of more populous areas of Indonesia, some of whom have resettled in Irian Jaya under the Indonesian Government's transmigration program. Certain members of the indigenous population oppose Indonesian rule over Irian Jaya, and several small separatist groups seek political independence for the province. Sporadic attacks on civilians by the separatists and sporadic but highly publicized conflicts between separatists and the Indonesian military have led to allegations of human rights violations. PT-FI personnel have not been involved in those conflicts. The Indonesian military occasionally has exercised its right to appropriate transportation and other equipment of PT-FI to use in its security operations.

  PT-FI's policy has been to operate in Irian Jaya in compliance with all Indonesian laws and in a manner that improves the lives of the indigenous population. PT-FI incurs significant costs associated with its social and cultural activities. Such activities include comprehensive job training programs, basic education programs, extensive malaria control and several public health programs, agricultural assistance programs, a business incubator program to encourage the local people to establish their own small scale businesses, cultural presentation programs, and charitable donations. In March 1996, there were disturbances in the mining town of Tembagapura and the lowlands town of Timika in which area tribesmen engaged in acts of vandalism that resulted in approximately $3 million of damage to Company property and a three day closure of PT-FI's mine and mill as a precautionary measure. Following these disturbances and as a result of subsequent meetings with tribal leaders, the Company, in cooperation with the Indonesian Government, agreed to redistribute and refocus its community development programs by dedicating 1% of PT-FI's annual revenues over the next ten years to fund these efforts and, among other things, to increase the number of local Irianese in the work force. The Indonesian Government agreed as part of its development efforts in Irian Jaya to create an integrated development plan calling for the participation of the local indigenous tribes in the creation and administration of community development projects funded by the Company. While management believes that its efforts to be responsive to the issues relating to the impact of its operations on the local indigenous tribes should serve to avoid further disruptions of mining operations, social and political instability in the area may, in the future, have an adverse impact on PT-FI's mining operations.

  As described under "--Environmental Matters," the Company has elected to terminate all political risk insurance.

CONTRACTS OF WORK

  The PT-FI COW covers both Block A, which was originally the subject of a 1967 COW between PT-FI's predecessor and the Indonesian Government, and Block B, to which PT-FI gained rights in 1991. The initial term of the PT-FI COW expires in December 2021 with provisions for two 10-year extensions under certain conditions. Pursuant to the PT-FI COW, PT-FI is required to relinquish its rights to portions of Block B in amounts equal to 25% of the original 6.5 million acres at the end of each of three specified periods over a period of four to seven years, depending on extensions requested by PT-FI and granted by the Indonesian Government. The acreage to be released is determined by PT-FI and need not be contiguous. PT-FI relinquished approximately 1.7 million acres in December 1994 and approximately 1.6 million acres in December 1995. The final 25% relinquishment will occur at the end of 1996, unless a one year extension is granted. In order to determine which acreage to relinquish pursuant to these requirements, PT-FI has conducted an active exploration program since 1989 under a preliminary agreement with the Indonesian Government, focusing on what PT-FI believes to be the most promising exploration opportunities in Block B.

  In August 1994, Eastern Mining was granted the Eastern Mining COW originally covering approximately 2.5 million acres in three separate blocks adjacent to Block B. The Eastern Mining COW provides for a four-to-seven-year exploratory term and a 30-year term for actual mining operations with provisions for two 10-year extensions under certain conditions. Like the PT-FI COW, the Eastern Mining COW requires Eastern Mining to relinquish its right to portions of the Eastern Mining COW area determined by Eastern Mining in amounts equal to 25% of the original approximately 2.5 million acres at the end of each of three specified periods. The first relinquishment, of approximately 0.7 million acres, occurred on August 15, 1996.

ORE RESERVES

  All of PT-FI's proved and probable reserves, including the Grasberg deposit, lie within Block A. In 1995, PT-FI increased its proved and probable reserves by approximately 800 million tons of ore. As a result PT-FI's total estimated proved and probable recoverable reserves as of December 31, 1995 increased over the December 31, 1994 level, net of 1995 production, by 12.3 billion pounds of copper (44%), 12.5 million ounces of gold (32%) and 30.3 million ounces of silver (38%). PT-FI's estimated proved and probable recoverable reserves, on a 100% basis, as of December 31, 1995 were 40.3 billion pounds of copper, 52.1 million ounces of gold and 111.1 million ounces of silver. RTZ-CRA does not participate in year-end 1994 ore reserves, but with limited exceptions will participate with respect to reserves discovered thereafter within the PT-FI COW and Eastern Mining COW pursuant to the joint ventures described under "Recent Developments--Relationship with The RTZ-CRA Group."

  The Grasberg deposit contains the largest single gold reserve and is one of the three largest open-pit copper reserves of any mine in the world. The Grasberg deposit contains combined open pit and underground proved and probable ore reserves as of December 31, 1995 of 1.76 billion tons at an average grade of 1.11% copper, 1.21 grams of gold per ton and 3.21 grams of silver per ton, representing an increase, net of 1995 production, in recoverable copper, gold and silver of 11.7 billion pounds of copper (50%), 11.8 million ounces of gold (31%) and 27 million ounces of silver (46%) over December 31, 1994 amounts.

  The increase in proved and probable reserves at the Grasberg deposit is largely the result of a drilling program that has provided data from the surface to a depth of approximately 2,850 meters above sea level. PT-FI currently is driving an adit (the "Amole adit") from the vicinity of the mill towards the center of the currently delineated Grasberg ore body at the approximately 2,900 meter elevation level. By the end of the first quarter of 1997, the Amole adit is expected to be in a position to facilitate additional deep exploration to further delineate the extent of the Grasberg deposit below the 2,850 meter level.

  The Company's reserves as of December 31, 1994 and 1995 included herein have been verified by Independent Mining Consultants, Inc., and such information has been included herein in reliance upon the authority of said firm as experts in mining, geology and reserve determination.

  Reserve amounts represent estimates only. Reserves may not conform to geological or other expectations, so that the volume and grade of reserves recovered and the rates of production may be more or less than anticipated. Because ore bodies do not contain uniform grades of minerals, ore recovery rates will vary from time to time, resulting in variations in volumes of minerals sold from period to period. Further, market price fluctuations in copper and gold and changes in operating and capital costs may render certain ore reserves uneconomic to develop.

MINING OPERATIONS

  Mines in Production. PT-FI currently has two mines in operation: the Grasberg and the Intermediate Ore Zone (the "IOZ"), both within Block A. Open pit mining of the Grasberg ore body commenced in January 1990, and by 1995 Grasberg mine output totaled approximately 39.4 million tons of ore, providing approximately 94% percent of PT-FI's total ore production. The IOZ is an underground block cave operation that came into production in the first half of 1994. The production level is at the 3,550 meter elevation level, approximately 150 meters below the Ertsberg East deposit, which was depleted in the second half of 1994. In 1995 output from the IOZ mine totaled approximately 2.5 million tons of ore.

  Mines in Development. Three other significant ore bodies, referred to as the Deep Ore Zone ("DOZ"), the DOM and the Big Gossan, are located in Block A. These ore bodies are currently at various stages of development, and are carried as proved and probable reserves.

  The DOZ ore body lies vertically below the IOZ. Initial production from the DOZ ore body commenced in 1989 but was suspended in favor of production from the Grasberg deposit. Production is anticipated to recommence after depletion of the overlying IOZ reserve after 1998.

  The DOM ore body lies approximately 1,200 meters southeast of the depleted Ertsberg East deposit. Pre-production development was completed as the Grasberg began open pit production in 1990, and all maintenance, warehouse and service facilities are in place. Production at the DOM ore body was deferred as a result of the increasing reserves and production capabilities of the Grasberg.

  The Big Gossan ore body is located approximately 1,000 meters southwest of the original Ertsberg deposit. Initial underground development of the ore body began in 1993 when tunnels were driven from the mill area into the ore zone at the 2,900 meter elevation level. A variety of stoping methods will be used to mine the deposit, with production expected to commence as other underground mines are depleted. Over 200 drill holes have been completed, with proved and probable ore reserves now calculated at 37.3 million tons at an average grade of 2.69% copper, 1.02 grams of gold per ton and 16.42 grams of silver per ton.

  Location and Mining Risks. The remote location of PT-FI's mining operations has required FCX to overcome special engineering difficulties and develop extensive infrastructure facilities to enable the operations to be virtually self-sufficient. The area is subject to considerable rainfall, which has led to periodic floods and mud slides. The mine area is located in an area of known seismic activity, and earth tremors have been experienced from time to time. None of these factors has caused personal injury to PT-FI employees, significant property damage not covered by insurance or any significant interruptions to production, although no assurance can be given that delays, injury or damage will not occur in the future. PT-FI also is subject to the usual risks encountered in the mining industry, including unexpected geological conditions resulting in cave-ins, floodings and rock-bursts and unexpected changes in rock stability conditions. PT-FI has substantial insurance involving such amounts and types of coverage as it believes are appropriate for its exploration, development, mining and processing activities in Indonesia.

EXPLORATION

  In addition to continued delineation of the Grasberg deposit and other deposits discussed under "Ore Reserves" and "Mining Operations," PT-FI is continuing its exploration program within Block A. Drilling at Lembah Tembaga, approximately one kilometer southwest of the Grasberg deposit, has identified an inferred resource that may contain up to 100 million tons with an average grade of approximately 1.25% copper and 0.5 grams of gold per ton. Exploration drilling continues at other targets including the IOZ Extension, Guru East, Idenberg, Kucing Liar, Amole, Wabu and Kay, and surface geological evaluations continue to develop targets at the S. Wanagon, Zaaghan Ridge, VN, Wanagon, and DOMSE prospects.

  Exploration of Block B has indicated more than 70 exploration targets, and follow-up exploration of these anomalies is now in progress. PT-FI has focused its Block B drilling in an area 35 kilometers north of the Grasberg deposit at a prospect called Wabu, which lies within the Hitalipa District. Although the area requires additional exploratory drilling, initial results indicate a large mineralized district that covers approximately 75,000 acres, as compared to the original 24,700-acre Block A. Because of its size and number of geologic leads, the Hitalipa District is likely to be explored for many years. Drilling results are being interpreted, and no assurance can be given that any of these new areas contain commercially exploitable mineral deposits.

  For information regarding recent exploration activities, see "Recent Developments--Exploration Activities".

  See "Risk Factors--Reserves" in the accompanying Prospectus.

MILLING AND PRODUCTION

  Most of the ore from PT-FI's mines moves by a conveyor system to a series of ore passes through which it drops to the mill site, which is located approximately 2,900 meters above sea level. At the mill ore is crushed and ground, and the powdered ore is mixed in tanks with water and small amounts of chemical reagents and continuously agitated with air. During this physical separation process, copper-bearing particles rise to the top of the tanks from which they are skimmed and thickened. The concentrate leaves the mill site as a thickened concentrate slurry, consisting of approximately 65% solids by weight, and is pumped through two 115 kilometer pipelines to the port site facility at Amamapare where it is filtered, dried and stored for shipping. Ships are loaded at dock facilities at the port site until they draw their maximum water, then move to deeper water, where loading is completed from shuttling barges.

  In the second quarter of 1995 PT-FI completed the latest phase of its expansion of overall mining and milling capacity and achieved record copper production of 978.0 million recoverable pounds in 1995, approximately 38% more than in 1994, and record gold production of 1,310,400 recoverable ounces in 1995, approximately 67% more than in 1994. During the nine months ended September 30, 1996, copper production totaled 812.2 million recoverable pounds and gold production totaled 1,181,000 recoverable ounces.

  During 1995, recovery rates averaged 85% of the copper content, 74.3% of the gold content and 63.2% of the silver content of the ore processed, compared to 83.7%, 72.8% and 64.7%, respectively, during 1994. During the nine months ended September 30, 1996, recovery rates averaged 84%, 76% and 65%, respectively.

INFRASTRUCTURE IMPROVEMENTS

  The location of PT-FI's operations in a remote and undeveloped area requires that such operations be virtually self-sufficient. In addition to the mining facilities described above, the facilities originally constructed by or with the participation of PT-FI include an airport, a port, a 119 kilometer road, an aerial tramway, a hospital and two town sites with housing, schools and other facilities sufficient to support approximately 14,000 persons.

  In 1996, PT-FI completed the first phase of the Enhanced Infrastructure Program ("EIP"), which includes various residential, community and commercial facilities. The EIP is designed to provide the infrastructure needed for PT-FI's operations, to enhance the living conditions of PT-FI's employees, and to develop and promote the growth of local and other third party activities and enterprises in Irian Jaya. The full EIP includes plans for various commercial, residential, educational, retail, medical, recreational, environmental and other infrastructure facilities to be constructed over a ten-to twenty-year period.

MARKETING

  PT-FI supplies copper concentrates, which contain significant gold and silver components, primarily to Asian, European and North and South American smelters and international trading companies. All of PT-FI's concentrate sales are made in United States dollars. Substantially all of PT-FI's budgeted production of copper concentrates is sold under long-term contracts, pursuant to which the selling price is based on world metals prices (generally the London Metals Exchange ("LME") settlement prices for Grade A copper) less certain allowances. Under these contracts initial billing occurs at the time of shipment and final settlement on the copper portion generally occurs three months after arrival based on average LME prices for that month. Gold generally is sold at the London Bullion Market Association average price for the month of shipment. Revenues from concentrate sales are recorded net of royalties, treatment and refining costs and the impact of derivative financial instruments, if any, used to hedge against risks from copper and gold price fluctuations. Per unit royalty payments to the Indonesian Government increase with increased copper values and range from 1.5% to 3.5% of copper prices at the time of shipment, net of delivery costs and treatment and refining charges. A 1% royalty is paid to the Indonesian Government on gold and silver sales. Treatment and refining costs represent payments to smelters and refiners and are either fixed or in certain cases float with the price of copper. A small portion of PT-FI's budgeted production of copper concentrates, and any production in excess of budgeted amounts is sold in the spot market.

  PT-FI has obtained commitments, including commitments from Atlantic Copper, for essentially all of its expected fourth-quarter 1996 and 1997 concentrate sales. Sales for 1996 are estimated to total approximately 1.1 billion pounds of copper and 1.65 million ounces of gold. Anticipated fourth-quarter 1996 copper and gold sales reflect management's expectation of mining ore with higher than mine-life average grades.

   Approximately 16%, 12% and 27% of PT-FI's total concentrate sales in 1994, 1995 and the nine months ended September 30, 1996, respectively, were to Atlantic Copper. With Atlantic Copper's recently completed smelter expansion and upon completion of the Gresik smelter discussed under "Recent Developments," FCX anticipates that approximately 26% and 38% of PT-FI's copper concentrates (based upon assumed production of 125,000 MTPD) will be sold to Atlantic Copper and the Gresik smelter, respectively, at market prices.

  Because FCX's revenues are derived primarily from the sale of concentrates containing copper, gold and silver, FCX's earnings are directly related to market prices for copper, gold and, to a lesser extent, silver. Prices for such minerals historically have fluctuated widely and are affected by numerous economic and political factors beyond FCX's control. During the third quarter of 1996, FCX sold all of the put option contracts it had purchased under a price protection program. See "Recent Developments--Sale of Put Option Contracts."

COMPETITION

  PT-FI competes with other mining companies in the sale of its mineral concentrates and the recruitment and retention of qualified personnel. Some competing companies possess financial resources equal to or greater than those of PT-FI. Management believes that PT-FI is one of the lowest cost copper producers in the world, taking into account customary credits for related gold and silver production.

ENVIRONMENTAL MATTERS

  Mining operations on the scale of PT-FI's operations in Irian Jaya involve significant environmental challenges, primarily related to the disposition of tailings, which are the crushed rock material resulting from the physical separation of commercially valuable minerals from the ore. The Company has an extensive, ongoing management system for the disposal of tailings in connection with discharging them into a river system downstream from its milling operations. PT-FI is in the process of completing a levee system, as part of its Indonesian Government-approved Tailings and River Management Plan, to minimize the impact of the tailings on the environment by containing them in a controlled deposition area that ultimately will be reclaimed and revegetated. The capital cost of constructing the levee system is estimated to be approximately $25 million.

  The Company also has performed an environmental impact assessment of a proposed production expansion of mining and milling operations to 160,000 MTPD and related infrastructure improvements. The assessment was conducted, and the management and monitoring plans were developed, by a team of independent environmental experts and were approved by the Indonesian Government. The Indonesian Government's approval process for the management and monitoring plans was challenged by an Indonesian environmental activist group in early 1995, but an Indonesian administrative court ruled against the challenge in October 1995, and the ruling is now on appeal. Management believes that the challenge is without merit and will have no material effect upon FCX, PT-FI or any of their respective assets or operations. The Company and RTZ-CRA have commenced engineering activities in connection with the further expansion to at least 190,000-200,000 MTPD, which will require a separate environmental impact assessment, environmental management plan and environmental monitoring plan, as well as Indonesian Governmental approval. Management believes that all necessary approvals can be obtained although no assurance can be given that such approvals will be granted on acceptable terms or at all.

  Management believes that PT-FI's operations are being conducted pursuant to all necessary permits and in compliance in all material respects with applicable Indonesian environmental laws, rules and regulations. Management also believes that its current operations have not had, and that its expanded operation will not have, a significant adverse impact on the environment. However, in the last two years various groups have expressed heightened concerns about the environmental impact of PT-FI's operations, and in October 1995, the Overseas Private Investment Corporation ("OPIC"), a quasi-governmental agency of the United States, sought to terminate the Company's $100 million political risk insurance, citing, among other things, environmental concerns about PT-FI's expanded operations. The Company believed that there was neither a factual nor a legal basis for OPIC's action, and the matter was submitted to arbitration even though the availability of the insurance is not financially material to the Company. In April 1996, the Company and OPIC agreed to terminate the arbitration proceedings. As part of this settlement, OPIC agreed to reinstate the political risk insurance until December 31, 1996, and the Company agreed to create a trust fund that it will manage to finance environmental reclamation initiatives. The Company will make annual contributions to the trust fund accumulating to a total of $100 million at the end of mining operations. In September 1996, FCX notified OPIC and certain other insurers that it elected to terminate all of its political risk insurance.

  In 1995, PT-FI participated in an independent environmental audit of its Irian Jaya operations under a program monitored by the Indonesian Government. The environmental audit was released in April 1996 and included a total of 33 recommendations, 22 of which have already been implemented or are in the process of being implemented by PT-FI and 11 of which are under study. The audit team identified the disposal of tailings as the most critical environmental issue facing PT-FI, requiring significant study, engineering and monitoring over the life of the mine. The audit concluded that PT-FI's Tailing and River Management Plan represented the most suitable option for tailings disposal considering the engineering and environmental challenges in Irian Jaya. The audit also concluded that the tailings from PT-FI's mining operations are non-toxic, the mining operations do not pose any significant risk to Irian Jaya's bio-diversity and PT-FI's operations are being conducted in all material respects in compliance with applicable Indonesian environmental laws, rules and regulations. PT-FI intends to implement a program of independent external audits, as well as continuing internal audits through the life of its mining operations so that PT-FI's environmental management and monitoring programs remain sound to ensure compliance in all material respects with applicable Indonesian environmental laws, rules and regulations and to preserve and protect the environment in its area of operations.

  In 1995, PT-FI also began to participate in an independent social/cultural audit of its Irian Jaya operations under a program monitored by the Indonesian Government. The audit is being conducted by Labatt Anderson, which is an internationally recognized consulting firm based in the United States. The social/cultural audit is continuing, but the interim results were submitted to the Indonesian Government in the second quarter of 1996. Labatt Anderson made 17 recommendations in its interim report, all of which had previously been implemented by PT-FI or have been implemented since the interim report was submitted.

  Management believes that Atlantic Copper's facilities and operations are in compliance in all material respects with applicable Spanish environmental laws, rules and regulations. Atlantic Copper recently completed modifications to and expanded its sulfuric acid plants, which has resulted in significant reductions in air emissions. In addition, Atlantic Copper expects to realize significant additional environmental improvements upon completion of other projects currently under way.

  The Indonesian and Spanish governments may periodically revise their environmental laws and regulations or adopt new ones, and the effects on the Company's operations of new or revised regulations cannot be predicted.

  The Company has expended significant resources, both financial and managerial, to comply with environmental regulations and permitting and approval requirements, and anticipates that it will continue to do so in the future. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future regulations or that such regulations will not have a material affect on the Company's operations.

LEGAL PROCEEDINGS

  During the second quarter of 1996, a class action lawsuit was filed against the Company and FTX, the Company's former parent, in Federal District Court in New Orleans and a class action lawsuit was filed in Louisiana State Court in New Orleans. In both actions, the plaintiffs allege substantially identical environmental, human rights and social and cultural violations in Indonesia. The plaintiff in the federal court suit seeks $6 billion in monetary damages and other equitable relief and the plaintiff in the state court suit seeks unspecified monetary damages and other equitable relief. The Company denies the allegations, and believes that they have been refuted by a series of independent examinations of PT-FI's Indonesian mining operations. The Company believes that the actions are baseless in law and fact with regard to the allegations and will vigorously defend such actions.

EMPLOYEES OF PT-FI AND RELATIONSHIP WITH FTX

  As of July 31, 1996, PT-FI had approximately 5,800 employees (approximately 95% Indonesian). In addition, as of July 31, 1996, PT-FI had approximately 9,000 contract workers, most of whom were Indonesian. Approximately 48% of PT-FI's Indonesian employees are members of the All Indonesia Workers' Union, which operates under Indonesian Government supervision and is party to a labor agreement covering PT-FI's hourly-paid Indonesian employees that expires on September 30, 1997. PT-FI experienced no work stoppages in 1995, and relations with the union have generally been good. As of July 31, 1996, Atlantic Copper had approximately 700 employees, of which approximately 82% are covered by union contracts. Atlantic Copper experienced limited work stoppages in 1995, but relations with these unions have generally been good.

  Prior to January 1, 1996, FCX had no employees. Until mid-1995, FCX was a majority-owned subsidiary of FTX, and in order to permit United States citizens engaged full time in PT-FI's and Atlantic Copper's businesses to participate in FTX's employee benefit plans, such persons were employed by a United States subsidiary of FTX. Prior to January 1, 1996, FCX, PT-FI and FTX were parties to a Management Services Agreement (the "Management Agreement") pursuant to which FTX furnished executive, administrative, financial, accounting, legal, tax, sales and similar services to FCX and PT-FI.

  Since January 1, 1996, with limited exceptions, former employees of FTX engaged full-time in the business of FCX, PT-FI or Atlantic Copper have become employees of FCX, and former employees of FTX providing the services formerly provided by FTX under the Management Agreement have become employees of FM Services Company, a Delaware corporation 50% owned by each of FTX and FCX ("FMS"). Since January 1, 1996, FMS has furnished services to FCX similar to those historically provided by FTX to FCX. FCX reimburses FMS, at its cost, including allocated overhead, for such services on a monthly basis.

                        DESCRIPTION OF THE SENIOR NOTES

  The Senior Notes offered hereby are separate series of "Senior Securities" as defined and described in the accompanying Prospectus dated May 24, 1996 (the "Prospectus"), and the following description of the terms of the Senior Notes supplements the description of the general terms and provisions of the Senior Securities set forth in the Prospectus.

  The Senior Notes will be issued pursuant to an Indenture to be dated as of November 15, 1996 as supplemented by a First Supplemental Indenture dated as of November 18, 1996 (as so supplemented, the

"Indenture") among FCX and The Chase Manhattan Bank, as trustee (the "Trustee"). A copy of the form of Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement is a part. The following summaries of certain provisions of the Senior Notes and the Indenture should be read in conjunction with the statements under "Description of Debt Securities and Guarantees" in the Prospectus. Such information does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Notes and the Indenture. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Unless otherwise indicated, section references herein are to sections in the Indenture.

  The 2006 Notes will mature on November 15, 2006 and the 2026 Notes will mature on November 15, 2026. Each series of the Senior Notes will bear interest at the respective rates per annum stated on the cover page hereof from November 18, 1996, payable semiannually on May 15 and November 15 of each year, commencing May 15, 1997, to the person in whose name the Senior Note is registered at the close of business on the April 30 or October 31 next preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the offices of the Trustee, provided that, at the option of the Company, if the Senior Notes are no longer in the form of Registered Global Securities, payment of interest can be made by check mailed to the address of the person entitled thereto as it appears in the register of the Senior Notes (the "Register") maintained by the Registrar. Subject to the terms of the Indenture and the limitations applicable to Registered Global Securities, the Senior Notes will be transferable and exchangeable at the office of the Registrar and any co-registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges.

RANKING

  The Senior Notes will be senior unsecured obligations of the Company, will rank senior in priority to any subordinated indebtedness of the Company and will rank pari passu with any other senior unsecured indebtedness of FCX. For further information on FCX's debt, see "Capitalization." The Senior Notes will be junior in right of payment to all of FCX's secured indebtedness (insofar as the assets securing such obligations are concerned) and will be junior in right of payment to the indebtedness and other liabilities of PT-FI and any of FCX's other subsidiaries (insofar as the assets of those subsidiaries are concerned). The Indenture does not contain any covenants or other provisions applicable to the Senior Notes that limit the amount of indebtedness that may be issued or incurred by FCX, PT-FI or any of FCX's other Subsidiaries, that restrict PT-FI's or any of FCX's other Subsidiaries ability to incur secured indebtedness, that restrict FCX's ability to pay dividends or make other distributions, nor does it contain provisions that would afford holders of the Senior Notes protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving FCX, any of which could adversely affect the holders of the Senior Notes.

  FCX is a holding company which conducts its business through its various Subsidiaries, including PT-FI. As a result, FCX's cash flow and consequent ability to meet its debt obligations primarily depend on the earnings of PT-FI and its other Subsidiaries, and on dividends and other payments therefrom. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of PT-FI and FCX's other Subsidiaries, could limit FCX's ability to obtain cash from its Subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Senior Notes. Any right of FCX to participate in any distribution of the assets of PT-FI and its other Subsidiaries upon the liquidation, reorganization or insolvency thereof would, with certain exceptions, be subject to the claims of creditors (including trade creditors) and preferred stockholders (if any) of such Subsidiaries.

REPAYMENT AT OPTION OF HOLDER

  Any 2026 Note may be repaid on November 15, 2003, at the option of the registered holder of such 2026 Note, at 100% of its principal amount, together with accrued interest to November 15, 2003. In order for a holder to exercise this option, the Company must receive at its office or agency in New York, New York, during the period beginning on September 15, 2003 and ending at 5:00 p.m. (New York City time) on October 15, 2003 (or, if October 15, 2003 is not a Business Day, the next succeeding Business Day), the certificate representing the 2026 Notes subject to repayment with the form "Option to Elect Repayment on November 15, 2003" on such certificate duly completed. Any such notice received by the Company during the period beginning on September 15, 2003 and ending at 5:00 p.m. (New York City time) on October 15, 2003 shall be irrevocable. See "-- Book-Entry, Delivery and Form." The repayment option may be exercised by the holder of a 2026 Note for less than the entire principal amount of the 2026 Notes held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. No registration of the transfer or exchange of such 2026 Note (or, in the event that such 2026 Note is to be repaid in part, the portion of the 2026 Note to be repaid) will be permitted after exercise of a repayment option as to such 2026 Note. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any 2026 Note for repayment will be determined by the Company, whose determination will be final and binding.

  Failure by the Company to repay any 2026 Note when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

  As long as the 2026 Notes are represented by a Registered Global Security, DTC or its nominee will be the registered holder of the 2026 Notes and, therefore, will be the only entity that can exercise the right to repayment described in this section. See "--Book-Entry, Delivery and Form."

  No similar right of repayment is available to holders of the 2006 Notes.

OPTIONAL REDEMPTION

  The Senior Notes will be redeemable in whole or in part, at the option of the Company at any time, upon not less than 30 nor more than 60 days notice by mail at a redemption price determined separately for each series equal to the greater of (i) 100% of the principal amount of the Senior Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 30 basis points, together with, in either case, accrued interest to the date of redemption.

  "Treasury Rate" means, with respect to any series of Senior Notes, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for such series, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means, with respect to any series of Senior Notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes of such series that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Senior Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by FCX.

  "Comparable Treasury Price" means, with respect to any series of Senior Notes, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue for such series (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Reference Treasury Dealer Quotations" means, with respect to any series of Senior Notes, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for such series (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of UBS Securities LLC, Chase Securities Inc. and CS First Boston Corporation and their respective successors; provided, however, that if any of the foregoing cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), FCX shall substitute therefor another Primary Treasury Dealer.

  Any notice to the holders of such a redemption need not set forth the redemption price but need only set forth the calculation thereof as described in the first paragraph of this section entitled "Optional Redemption." The redemption price, calculated as aforesaid, shall be set forth in an officer's certificate delivered to the Trustee no later than two business days prior to the redemption date.

CERTAIN COVENANTS

  Limitation on Liens. The Indenture will provide that FCX will not issue, create, incur, assume or suffer to exist any Debt secured by any Lien on (i) any property or asset, now owned or hereafter acquired by FCX or (ii) any Capital Stock of PT-FI or a Restricted PT-FI Transferee (as defined below) now owned or hereafter acquired by FCX or any Subsidiary of FCX without making effective provision whereby any and all Senior Notes then or thereafter outstanding will be secured by a Lien equally and ratably with (or, at FCX's option, prior to) any and all obligations thereby secured for so long as any such obligations shall be so secured. The foregoing restriction will not, however, apply with respect to:

    (a) Liens on the Capital Stock of any Subsidiary, including any Restricted PT-FI Transferee, to secure FCX's guarantee of any Debt of such Subsidiary in an aggregate principal amount for all such Debt of all such Subsidiaries (including any extension, refinancing, renewal, replacement or refunding of such Debt) not to exceed the existing committed amount under the PT-FI Bank Credit Facility on the date of this Prospectus Supplement, provided that in the case of a Lien on the Capital Stock of PT-FI in no event shall Capital Stock representing more than a 50.1% ownership interest in PT-FI on a fully-diluted basis be subject to any such Lien;

    (b) Liens to secure any Debt of FCX (including any guarantee by FCX of any Debt of a Subsidiary of FCX) in an aggregate principal amount (including any extension, refinancing, renewal, replacement or refunding of such Debt) not to exceed the principal amount of the Debt (excluding for this purpose the amount committed or outstanding under the PT-FI Bank Credit Facility on the date of this Prospectus Supplement and the aggregate amount of the Debt of FM Properties Inc. and its subsidiaries guaranteed or committed to be guaranteed by FCX on the date of this Prospectus Supplement) committed or outstanding on the date of this Prospectus Supplement;

    (c) Liens incurred on real or personal property, including the Capital Stock of any Subsidiary acquiring or owning such property, for the purpose of (i) financing all or any part of the purchase price of such property by FCX or such Subsidiary and incurred prior to, at the time of, or within 180 days after, the acquisition of such property or (ii) financing all or any part of the cost of construction, improvement, development or expansion of any such property, provided that in the case of clause (i) or (ii) the amount of such financing shall not exceed the amount expended in the acquisition of, or construction, improvement or development of, such property; provided further, that the Lien permitted by this clause (c) shall not include any Lien on the Capital Stock of (x) PT-FI or (y) any other Subsidiary of FCX to which PT-FI has transferred, directly or indirectly, assets with a value in excess of $10 million and which are within or constitute a part of COW Area Block A, other than (A) machinery, equipment, fixtures, infrastructure and real property (excluding any and all mineral rights appertaining thereto) that is not directly involved in the mining of COW Area Block A and (B) assets that are transferred by PT-FI on terms that are no less favorable to PT-FI than those that could have been obtained by PT-FI in a comparable transaction with an unrelated party (any such Subsidiary described in clause (y) being referred to as a "Restricted PT-FI Transferee");

    (d) Liens on property or other assets existing at the time of acquisition thereof by FCX, including acquisition through merger, consolidation or the purchase of property or other assets; provided that such Liens do not extend to other property or assets of FCX;

    (e) Liens created in connection with a project financed with, and created to secure a Non-Recourse Obligation, provided that such Liens are limited
  (i) to the property or assets acquired, constructed or improved with the proceeds of such Non-Recourse Obligation and (ii) to the Capital Stock of a special purpose Subsidiary of FCX created to issue or incur such Non-Recourse Obligation;

    (f) Liens arising from or in connection with the conveyance of any production payment or similar obligation or instrument with respect to any mineral or natural resource that is not in production on the date of this Prospectus Supplement;

    (g) Liens to secure Debt incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue or development bond financing, which Liens extend solely to the property which is the subject thereof;

    (h) Liens to secure Debt issued or guaranteed by the United States or any state or any department, agency or instrumentality of the United States, incurred in connection with the financing of the construction, refurbishment or operation of any property or assets of FCX, which Liens extend solely to the property which is the subject thereof;

    (i) Liens arising by reason of deposits necessary to obtain standby letters of credit and surety bonds in the ordinary course of business;

    (j) Liens in favor of governmental bodies to secure progress, advance and other payments required in connection with the acquisition, possession or use of any property or assets of FCX;

    (k) Liens in favor of customs and revenue authorities or incurred upon any property or assets in accordance with customary banking practice to secure any indebtedness incurred in connection with the exporting of goods to, or between, or the marketing of goods, or the importing of goods from, foreign countries, which Liens extend only to the property or asset being so exported or imported;

    (l) Liens upon property or assets sold by FCX resulting from the exercise of any rights or arising out of defaults on receivables to secure Debt relating to the sale of such property or assets; and

    (m) Liens to secure Debt incurred to extend, refinance, renew, replace or refund (or successive extensions, refinancings, renewals, replacements or refundings) of any Debt secured by any Lien referred to in the foregoing clauses (c) through (l) so long as such Lien does not extend to any other property and the amount of such Debt so secured is not increased above the amount outstanding immediately prior to such refinancing. Notwithstanding the foregoing, FCX may create or assume Liens in addition to those permitted by the preceding sentence of this paragraph and renew, extend or replace such Liens, provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, the Debt so secured by any such Lien plus any Attributable Debt does not exceed 10% of Consolidated Total Assets as shown on the balance sheet of FCX as of the end of the most recent fiscal quarter prior to the incurrence of the Debt for which a balance sheet is available.

  Limitation on Sale/Leaseback Transactions. The Indenture will provide that FCX will not enter into any Sale/Leaseback Transaction with any Person unless:

    (a) FCX would be entitled to incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under "Limitation on Liens" above without equally and ratably securing the Senior Notes pursuant to such covenant;

    (b) since the date of the original issuance of the Senior Notes and within a period commencing six months prior to the effective date of such Sale/Leaseback Transaction and ending six months thereafter, FCX has expended or will expend for any property (including amounts expended for the acquisition, and for additions, alterations, improvements and repairs thereto) an amount equal to all or a portion of the net proceeds received from such transaction and elects to designate such amount as a credit against the application of the restrictions set forth hereunder and under "Limitation on Liens" to such transaction (with any such amount not being so designated to be applied as set forth in (c) below); or

    (c) FCX, during or immediately after the expiration of the 12 months after the effective date of any such Sale/Leaseback Transaction, applies to the voluntary defeasance or retirement of the Senior Notes or any of FCX's other Senior Secured Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such transaction or the Attributable Debt as determined by FCX in an officer's certificate delivered to the Trustee at the time of entering into such transaction (in either case adjusted to reflect the remaining term of the lease and any amount utilized by FCX as set forth in (b) above), less an amount equal to the principal amount of the Senior Notes delivered within 12 months after the date of such arrangement to the Trustee for retirement and cancellation and excluding retirements of Senior Notes and any Senior Secured Indebtedness as a result of conversions or pursuant to mandatory sinking fund or mandatory prepayment provisions or by payment at maturity.

  Limitations on Mergers, Consolidations and Sale of Assets. The Indenture will provide that FCX will not consolidate with or merge into any Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, and FCX will not permit any Person to consolidate or merge into FCX or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to FCX unless: (i) the Person formed by or surviving such consolidation or merger (if other than FCX), or to which such sale, lease, conveyance, transfer or other disposition shall be made (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of FCX under the Indenture and the Senior Notes and the due and punctual performance of every covenant in the Indenture on the part of FCX to be performed or observed; (ii) immediately after giving effect to such transaction and treating any Debt that becomes an obligation of FCX or any Subsidiary of FCX as a result thereof as having been incurred by FCX or such Subsidiary at the time of such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) if, as a result of such transaction, property or assets of FCX or Capital Stock of PT-FI or a Restricted PT-FI Transferee would become subject to a Lien prohibited by the provisions described under "Certain Covenants--Limitation on Liens," FCX or the Successor shall have secured the Senior Notes as required by that covenant; and
(iv) FCX shall each have delivered to the Trustee an Officer's Certificate and Opinion of Counsel, each stating that such merger, consolidation, sale, lease, conveyance, transfer or other disposition and such Supplemental Indenture, if any, complies with the Indenture.

CERTAIN DEFINITIONS

  The following is a summary of certain defined terms to be used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of other capitalized terms used herein and not defined below.

  "Attributable Debt," when used in connection with a Sale/Leaseback Transaction means, at the time of determination, the lesser of: (a) the fair value of the property subject thereto (as determined in good faith by FCX); or
(b) the then present value of the total net amount of rent required to be paid under the lease in respect of such Sale/Leaseback Transaction during the remaining term thereof (including any renewal term or period for which such lease has been extended) or until the earlier date on which the lessee may terminate such lease upon payment of a penalty or a lump-sum termination payment (in which case the total net rent shall include such penalty or termination payment), computed by discounting from the respective due dates to such dates such total net amount of rent at the actual interest factor included in such rent or implicit in the terms of the applicable Sale/Leaseback Transaction, as determined in good faith by FCX. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repair, insurance, taxes, assessments, water rates and similar charges.

  "Capital Stock" means any and all shares, interests, rights to purchase, options, participations or other equivalents of or interests in (however designated) corporate stock or any security issued in exchange therefore or distributed in respect thereof.

  "Capitalized Lease Obligation" of any Person means any obligation that is required to be classified and accounted for as a capital lease on a balance sheet of such Person in accordance with generally accepted accounting principles.

  "Consolidated Total Assets" means at any date the consolidated assets of the Company and its consolidated Subsidiaries, including all investments by the Company or its consolidated Subsidiaries in other Persons, all as reflected in the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries.

  "Debt" means (without duplication), with respect to any Person, (i) all obligations of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (including conditional sale obligations and title retention arrangements), except accounts payable and accrued expenses incurred in the ordinary course of business, (iv) all Capitalized Lease Obligations of such Person, (v) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction securing obligations described in the foregoing clauses (i) through (iv); (vi) any obligations of such Person with respect to the redemption, repayment or other purchase of any preferred stock (but excluding any obligation due within the following six months, the payment of which is secured by a deposit of cash or U.S. government obligations), (vii) all Debt of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, and (viii) all Debt of others guaranteed by such Person to the extent of such guarantee.

  "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, charge, security interest, assignment, encumbrance, conditional sale or other title retention agreement; provided, however, that Lien shall not include a trust established for the purpose of defeasing any Debt pursuant to the terms evidencing or providing for the issuance of such Debt if the assets of such trust are limited to cash and U.S. government securities.

  "Non-Recourse Obligation" means, at any date, Debt substantially related to
(i) the acquisition of property or assets not owned by FCX or any of its Subsidiaries as of the date of original issuance of the Senior Notes or (ii) the financing of a project involving the acquisition or development of any property or assets of FCX or any of its Subsidiaries, as to which in the case of clause (i) or (ii) the obligee with respect to such Debt has no recourse to the general corporate funds or the property or assets, in general, of FCX.

  "Sale/Leaseback Transaction" means any arrangement with any Person providing for the leasing by FCX, for a period of more than three years of any property or assets, which property or assets have been or are to be sold or transferred by FCX to such Person in contemplation of such leasing.

  "Significant Subsidiary" means any Subsidiary of FCX which constitutes at least 20% of FCX's Consolidated Total Assets.

  "Senior Secured Indebtedness" means Debt of FCX secured by a Lien on any property or assets of FCX. See "Capitalization."

  "Subsidiary" of a Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or any of its Subsidiaries, and any partnership of which more than 50% of the partnership interests are owned, directly or indirectly, by such Person or any of its Subsidiaries.

EVENTS OF DEFAULT

  An Event of Default will be defined in the Indenture as being: (i) default by FCX for 30 days in payment of any interest on the Senior Notes; (ii) default by FCX in any payment of principal of the Senior Notes at their respective Stated Maturities, upon redemption or otherwise; (iii) failure by FCX to repay principal and any accrued interest on any 2026 Note upon exercise by its holder of the option described under "Repayment at Option of Holder"); (iv) failure by FCX to comply with the covenant described under "Certain Covenants--Limitations on Mergers, Consolidations and Sale of Assets,"; (v) default by FCX in compliance with any of its other covenants or agreements in, or provisions of, the Senior Notes or the Indenture which shall not have been remedied within 60 days after written notice by the Trustee or by the holders of at least 25% in principal amount of any series of the Senior Notes then outstanding; (vi) the acceleration of the maturity or non-payment within any applicable grace period after final maturity of any Debt (other than the Senior Notes or any Non-Recourse Obligation) of FCX or any Significant Subsidiary having an outstanding principal amount of $40 million or more individually or in the aggregate if, in the case of an acceleration, such acceleration has not been rescinded or annulled within 30 days; (vii) one or more judgments or orders for the payment of money in excess of $40 million (net of applicable insurance coverage) in the aggregate having been rendered against FCX or any Significant Subsidiary and such judgment or order shall continue unsatisfied and unstayed for a period of 60 days; or (viii) certain events involving bankruptcy, insolvency or reorganization of FCX or any Significant Subsidiary. The Indenture will provide that the Trustee may withhold notice to the holders of the Senior Notes of any default (except in payment of principal of or interest on the Senior Notes) if the Trustee considers it in the interest of the holders of the Senior Notes to do so.

  The Indenture will provide that if an Event of Default occurs and is continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in principal amount of the Senior Notes of either series then outstanding may declare the principal of and accrued but unpaid interest on all the Senior Notes of such series to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of FCX or any Significant Subsidiary occurs and is continuing, the principal of and interest on all the Senior Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Senior Notes. The amount due and payable on the acceleration of any Senior Note will be equal to 100% of the principal amount of such Senior Note, plus accrued interest to the date of payment. Under certain circumstances, the holders of a majority in principal amount of the outstanding Senior Notes may rescind any such acceleration with respect to the Senior Notes and its consequences.

  The Indenture will provide that no holder of a Senior Note may pursue any remedy under the Indenture unless (i) the Trustee shall have received written notice of a continuing Event of Default, (ii) the Trustee shall have received a request from holders of at least 25% in principal amount of the Senior Notes of either series to pursue such remedy, (iii) the Trustee shall have been offered indemnity reasonably satisfactory to it, (iv) the Trustee shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity and (v) the Trustee shall not have received directions inconsistent with such request by the holders of a majority in principal amount of the outstanding Senior Notes of the affected series; however, such provision does not affect the right of a holder of a Senior Note to sue for enforcement of any overdue payment thereon.

  The holders of a majority in principal amount of the Senior Notes of either series then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under the Indenture, subject to certain limitations specified in the Indenture. The Indenture will require the annual filing by the Company with the Trustee of a written statement regarding compliance with the covenants contained in the Indenture.

MODIFICATION AND WAIVER

  The Indenture will provide that modifications and amendments to the Indenture or the Senior Notes may be made by FCX and the Trustee with the consent of the holders of a majority in principal amount of the Senior Notes of the series to be affected then outstanding (voting separately as one or more classes); provided that no such modification or amendment may, without the consent of the holder of each Senior Note then outstanding affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Note, alter the principal amount of a Senior Note or the rate or method of computation, or extend the time of payment of, interest thereon, change the place of payment where or the coin or currency in which amounts due on the Senior Notes are payable, reduce or alter the method of computation of any amount payable on redemption thereof (or the time at which any such redemption may be made); (ii) make any reduction in the principal amount of Senior Notes of such series whose holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; or (iii) impair or affect the right to institute suit for the enforcement of any payment with respect to the Senior Notes

  Without the consent of any holder of Senior Notes, FCX and the Trustee may amend the Indenture to (i) secure the Senior Notes, (ii) cure any ambiguity, defect or inconsistency, provided that no such amendment will materially and adversely affect the interests of the holders of the Senior Notes; (iii) provide for the assumption by a successor to FCX of the obligations of FCX under the Indenture, (iv) provide for uncertificated Senior Notes in addition to certificated Senior Notes, so long as such uncertificated Senior Notes are in registered form for United States federal income tax purposes, (v) make any change which FCX may deem necessary or desirable that does not adversely affect the interests of the holders of Senior Notes, (vi) make any change to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, (vii) add covenants or obligations of FCX or Events of Default under the Indenture for the protection of holders of the Senior Notes or surrender any right, power or option conferred by the Indenture on FCX.

  The Indenture will provide that the holders of a majority in aggregate principal amount of the Senior Notes of either series then outstanding may waive any past default under the Indenture with respect to the Senior Notes of such series, except a default in the payment of principal or interest.

SATISFACTION, DISCHARGE AND DEFEASANCE OF INDEBTEDNESS

  FCX may satisfy and discharge its obligations under the Indenture by delivering to the Trustee for cancellation all outstanding Senior Notes or by depositing with the Trustee, after the Senior Notes have become due and payable, cash sufficient to pay at the Stated Maturity all of the outstanding Senior Notes and paying all other sums payable under the Indenture by FCX.

  Under terms satisfactory to the Trustee, FCX may discharge substantially all of its obligations under the Indenture to holders of Senior Notes which by their terms are due and payable within one year (or are scheduled for redemption within one year) by irrevocably depositing with the Trustee in trust for the benefit of the holders (i) money in an amount or (ii) U.S. Government Obligations which through the payment of interest and principal will provide, not later than one day before the due date of payments in respect of the Senior Notes, money in an amount, or (iii) a combination thereof, sufficient to pay or discharge the principal of and interest on, the Senior Notes then outstanding at and through the maturity or redemption date.

  Under terms satisfactory to the Trustee, FCX may also discharge substantially all of its obligations under the Indenture ("defeasance"). FCX may instead be released from the obligations imposed by certain provisions of the Indenture ("Defeasable Events"), including the covenants described above limiting liens, Sale/Leaseback Transactions, consolidations, mergers, and omit to comply with such provisions without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things, FCX irrevocably deposits with the Trustee in trust for the benefit of the holders, (i) money in an amount or (ii) United States Government Obligations which through the payment of interest and principal will provide, not later than one day before the due date of principal of and each installment of interest in respect of the Senior Notes, money in an amount, or (iii) a combination thereof, sufficient to pay and discharge the principal of and interest on the Senior Notes then outstanding at maturity or at the earliest date at which FCX may redeem such Senior Notes if FCX has made adequate arrangements with the Trustee to redeem such Senior Notes at such time. Such a trust may only be established if FCX has delivered to the Trustee an Opinion of Counsel acceptable to the Trustee (who may be counsel to FCX) to the effect that the defeasance and discharge will not be deemed, or result in, a taxable event, with respect to holders of the Senior Notes and that the creation of the trust will not violate the Investment Company Act of 1940. The Indenture will not be discharged if, among other things, an Event of Default (other than a Defeasable Event), or an event which with notice or lapse of time would have become such an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date. In the event of any such defeasance and discharge, the holders of the Senior Notes will thereafter be able to look only to such trust fund for payment of principal and interest on the Senior Notes.

GOVERNING LAW

  The Indenture and the Senior Notes will be governed by and construed in accordance with the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State.

THE TRUSTEE

  The Chase Manhattan Bank will initially be the trustee (the "Trustee") under the Indenture. The Company has also appointed the Trustee as the initial Registrar and as initial Paying Agent under the Indenture. The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the right of the Trustee, should it become a creditor of FCX to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee does banking business on a regular basis with FCX, is one of the lenders and is the co-agent for the lenders under the FCX Bank Credit Facility and PT-FI Bank Credit Facility and is the trustee under the Indenture related to the 9 3/4% Senior Notes due 2001 guaranteed by the Company and the indenture related to the Company's subordinated Debt securities. Chase Securities Inc., an affiliate of the Trustee, is an underwriter of the offering of the Senior Notes. See "Underwriting."

BOOK-ENTRY, DELIVERY AND FORM

  The Senior Notes will be issued in the form of one or more Registered Global Securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"). Unless and until it is exchanged in whole or in part for Securities in definitive form, a Registered Global Security may not be transferred except as a whole to a nominee of DTC for such Registered Global Security, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor Depository or a nominee of such successor Depository. Initially, the Senior Notes will be registered in the name of Cede & Co., the nominee of DTC.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons who have accounts with DTC or its nominee ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Registered Global Security will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons held by such participants on their behalf).

  So long as DTC, or its nominee, is the registered owner or holder of a Registered Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by such Registered Global Security for all purposes under the Indenture and the Senior Notes. In addition, no beneficial owner of an interest in a Registered Global Security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

  Payments on a Registered Global Security will be made to DTC or its nominee, as the registered owner thereof. None of FCX, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Registered Global Security or for maintaining, supervising or reviewing any records related to such beneficial ownership interests.

  FCX has been advised by DTC that upon receipt of any payment in respect of a Registered Global Security representing any Senior Notes held by it or its nominee, DTC will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security for such Senior Notes as shown on the records of DTC or its nominee. FCX also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payment will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company, or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain Persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Registered Global Security to such Persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants (as defined below) and certain banks, the ability of a Person having a beneficial interest in a Registered Global Security to pledge such interest to Persons that do no participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Commission.

  Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Registered Global Security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of FCX or the Trustee will have any responsibility for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  So long as the 2026 Notes are represented by a Registered Global Security, DTC or DTC's nominee will be the only entity that can exercise a right to repayment pursuant to the holder's option to elect repayment of its 2026 Notes. Notice by participants or by owners of beneficial interests in a Registered Global Security held through such participants of the exercise of the option to elect repayment of beneficial interests in 2026 Notes represented by a Registered Global Security must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to its participants. In order to ensure that DTC or DTC's nominee will timely exercise the right to repayment with respect to a particular 2026 Note, the beneficial owner of such 2026 Note must instruct the broker or other participant through which it holds an interest in such 2026 Note to notify DTC of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a 2026 Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will repay only that principal amount of and accrued interest on 2026 Notes for which it has received timely notice from DTC, and will not be liable for any delay in delivery of such notice to DTC.

  Senior Notes represented by a Registered Global Security will be exchangeable for Senior Notes in definitive form of like tenor as such Registered Global Security in denominations of $1,000 and in any greater amount that is an integral multiple if DTC notifies FCX that it is unwilling or unable to continue as Depository for such Registered Global Security or if at any time DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by FCX within 90 days or FCX in its discretion at any time determines not to require all of the Senior Notes to be represented by a Registered Global Security and notifies the Trustee thereof. Any Senior Notes that are exchangeable pursuant to the preceding sentence are exchangeable for Senior Notes issuable in authorized denominations and registered in such names as DTC shall direct. Subject to the foregoing, a Registered Global Security is not exchangeable, except for a Registered Global Security or Registered Global Securities of the same aggregate denominations to be registered in the name of DTC or its nominee.

  Neither FCX nor the Trustee will be liable for any delay by the related Global Registered Security Holder or DTC in identifying the beneficial owners of the related Senior Notes, and each such Person may conclusively rely on, and will be protected in relying on, instructions from such Global Registered Security Holder or of DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Senior Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Senior Notes will be made by the Underwriters in immediately available funds. So long as the Senior Notes are represented by Registered Global Securities, all payments of principal and interest will be made by the Company in immediately available funds.

  Secondary trading in notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, so long as the Senior Notes are represented by Registered Global Securities registered in the name of DTC or its nominee, the Senior Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Senior Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among FCX and UBS Securities LLC, Chase Securities Inc. and CS First Boston Corporation (collectively, the "Underwriters"), FCX has agreed to sell to the Underwriters, and the Underwriters have agreed, severally and not jointly, to purchase from FCX, the respective principal amount of Senior Notes set forth below opposite their respective names.

                                                       PRINCIPAL AMOUNT
                                                   -------------------------
                    UNDERWRITERS                    2006 NOTES   2026 NOTES
                    ------------                   ------------ ------------
   UBS Securities LLC............................. $ 66,666,668 $ 83,333,334
   Chase Securities Inc...........................   66,666,666   83,333,333
   CS First Boston Corporation....................   66,666,666   83,333,333
                                                   ------------ ------------
     Total........................................ $200,000,000 $250,000,000
                                                   ============ ============

  The Underwriters propose to offer each series of the Senior Notes in part directly to the public at the respective initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession not to exceed 0.40% of the principal amount of the 2006 Notes and not to exceed 0.35% of the principal amount of the 2026 Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the 2006 Notes, not to exceed 0.20% of the principal amount of the 2026 Notes to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Underwriters.

  The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Senior Notes is subject to certain conditions, including delivery of certain legal opinions by counsel for the Underwriters.

  The Underwriting Agreement provides that FCX will indemnify the Underwriters against certain liabilities under the Securities Act and will contribute to payments the Underwriters may be required to make in respect thereof.

  The Senior Notes will be new issues of securities for which there is currently no market. Although the Underwriters have informed FCX that they currently intend to make a market in the Senior Notes they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Senior Notes.

  In the ordinary course of their respective businesses, each of the Underwriters, or affiliates thereof, have from time to time provided, and may in the future provide, investment banking and/or commercial banking services to FCX in connection with various transactions and proposed transactions.

  The Chase Manhattan Bank ("Chase"), a wholly owned subsidiary of The Chase Manhattan Corporation and an affiliate of Chase Securities Inc., one of the Underwriters, is the agent and a lender under the Credit Facilities and the Trustee under the Indenture for the Senior Notes. It is expected that debt outstanding under the Credit Facilities will be repaid from the net proceeds of the issuance of the Senior Notes offered and that Chase will receive its proportionate share of such repayment. See "Use of Proceeds." More than 10% of the net proceeds from the offering of the Senior Notes is expected to be used to repay amounts outstanding under the Credit Facilities. In addition, Mr. William B. Harrison, Jr., Vice Chairman of The Chase Manhattan Corporation, is a member of the Board of Directors of the Company. Accordingly, the offerings are being made in accordance with Section 2710(c)(8) of Article III of the Conduct Rules of the National Association of Securities Dealers, Inc. Chase Securities Inc. is participating in the offerings on the same terms as the other Underwriters and will not receive any benefit in connection with the offerings other than customary management, underwriting and selling fees.

                                 LEGAL MATTERS

  The validity of the Senior Notes will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. The validity of the Senior Notes will be passed upon for the Underwriters by Sullivan & Cromwell.

PROSPECTUS

                                 $750,000,000

                      FREEPORT-MCMORAN COPPER & GOLD INC.

                                DEBT SECURITIES
                                  GUARANTEES
                                PREFERRED STOCK
                                   WARRANTS
                           FCX FINANCE COMPANY B.V.
                          GUARANTEED DEBT SECURITIES

                               ---------------

  Freeport-McMoRan Copper & Gold Inc. (the "Company" or "FCX") may offer and issue from time to time, together or separately, in one or more series (i) Debt Securities, which may be either senior debt securities ("Senior Securities"), senior subordinated debt securities ("Senior Subordinated Securities") or subordinated debt securities ("Subordinated Securities"), consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness, (ii) unconditional and irrevocable guarantees ("Guarantees") of Debt Securities issued by FCX Finance Company B.V. ("FCX Finance"), a wholly-owned subsidiary of FCX, (iii) shares of the Company's Preferred Stock, par value $0.10 per share ("Preferred Stock"), and (iv) Warrants ("Warrants") to purchase Debt Securities or Preferred Stock. FCX Finance may offer and issue from time to time Senior Securities, Senior Subordinated Securities and Subordinated Securities guaranteed, in each case, as to principal, interest, premium, if any, and additional amounts, if any, by FCX, consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness in one or more series (the "Guaranteed Debt Securities" and together with the Debt Securities that may be issued by FCX, the "Debt Securities"). The foregoing securities are collectively referred to as the "Securities." The Securities will be offered at an aggregate initial offering price not to exceed U.S. $750,000,000 (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by FCX or FCX Finance, as the case may be) at prices and on terms to be determined at the time of sale.

  The accompanying Prospectus Supplement sets forth with regard to the particular Securities in respect of which this Prospectus is being delivered:
(i) in the case of Debt Securities, the title, aggregate principal amount, denominations (which may be in United States dollars or in any other currency, currencies or currency unit, including the European Currency Unit), maturity, interest rate, if any (which may be fixed or variable), or method of calculation thereof, and time of payment of any interest, premium and additional amounts, if any, any terms for redemption at the option of the Company (or, in the case of Guaranteed Debt Securities issued by FCX Finance, at the option of FCX Finance) or the holder, any terms for sinking fund payments, any conversion or exchange rights, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities; (ii) in the case of Preferred Stock, the designation, stated value and liquidation preference per share, initial public offering price, dividend rate (or method of calculation), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, conversion or exchange rights, whether the Company has elected to offer the Preferred Stock in the form of depositary shares, any listing of the Preferred Stock on a securities exchange and any other terms in connection with the offering and sale of such Preferred Stock; and (iii) in the case of Warrants, the number and terms thereof, the designation and the number of Securities issuable upon their exercise, the exercise price, any listing of the Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants. The Prospectus Supplement will also contain information, as applicable, about certain United States federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

  The Senior Securities of FCX and FCX Finance will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Senior Subordinated Securities of FCX and FCX Finance will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company, and senior to all existing and future Subordinated Indebtedness (as defined) of the Company. The Subordinated Securities of FCX and FCX Finance will be subordinated to all existing and future Senior Indebtedness and Senior Subordinated Indebtedness of the Company. All or a portion of any Debt Securities may be issued in permanent global form.

  FCX and FCX Finance may sell Securities to or through one or more underwriters, dealers or agents or to other purchasers. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by any underwriters, dealers or sold through any agents and the compensation, if any, of such underwriters or agents. See "Plan of Distribution."

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

  PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 5.

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  PASSED  UPON  THE
       ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.  ANY REPRESENTATION TO
         THE CONTRARY IS A CRIMINAL OFFENSE.

May 24, 1996

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FCX, FCX FINANCE OR ANY UNDERWRITER, AGENT OR DEALER. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER TO OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE THE IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

  IN CONNECTION WITH THE OFFERING OF CERTAIN SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH OFFERED SECURITIES OR OTHER SECURITIES OF FCX OR FCX FINANCE AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661 and at Seven World Trade Center, 13th Floor, New York, New York, 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange ("NYSE") at 20 Broad Street, New York, New York, 10005.

  FCX Finance is a wholly-owned subsidiary of the Company. It currently is not independently subject to the information requirements of the Exchange Act. FCX Finance has applied for a conditional exemption pursuant to Section 12(h) of the Exchange Act from the informational requirements of the Exchange Act and anticipates that no independent reports concerning FCX Finance will be sent to holders of Guaranteed Debt Securities issued by FCX Finance.

  The Company and FCX Finance have filed a joint registration statement on Form S-3 (herein, together with all amendments and exhibits referred to as the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), pertaining to the Securities covered by this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all the information set forth in the Registration Statement or the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents. Reference is made to each such exhibit for a more complete description of the matters involved, and such statements shall be deemed qualified in their entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (File No 1-9916) and (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, which have been filed by the Company with the Commission pursuant to the Exchange Act, are by this reference incorporated in and made a part of this Prospectus.

  All reports and other documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and to be part of this Prospectus from their respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request, a copy of any or all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Freeport-McMoRan Copper & Gold Inc., Attention: Secretary, 1615 Poydras Street, New Orleans, Louisiana, 70112 (Telephone: (504) 582-4000).

                        ENFORCEMENT OF CIVIL LIABILITIES

  FCX Finance is a private company with limited liability incorporated in The Kingdom of the Netherlands. Substantially all of its assets are located outside the United States. FCX Finance has been advised by its legal counsel in the Netherlands, Wouters Advocaten, that there is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, final judgments for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. In order to enforce in the Netherlands any United States judgment obtained against FCX Finance, proceedings must be initiated before a court of competent jurisdiction in the Netherlands. A Netherlands court will, under current practice, normally issue a judgment based upon the judgment rendered by the United States court if it finds that (i) the United States court had jurisdiction over the original proceedings, (ii) the judgment was obtained in compliance with principles of due process, (iii) the judgment is final and conclusive such that all appeals have been exhausted and
(iv) the judgment does not contravene the public policy or public order of the Netherlands. Based on the foregoing, there can be no assurance that the United States investors will be able to enforce against FCX Finance, certain members of the Board of Directors of FCX Finance or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgment in civil and commercial matters, including judgments under the federal securities laws. FCX Finance has been advised by such counsel that, under certain circumstances, a Netherlands court might impose civil liability on FCX Finance or on members of the Board of Directors of FCX Finance in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against the Issuer or such members.

  FCX, the guarantor of any Guaranteed Debt Securities, is a Delaware corporation with its principal executive offices in the United States. Accordingly, process may be served and judgments enforced against FCX in the United States, including judgments predicated upon the civil liabilities provisions of the federal securities laws of the United States.

                                  THE COMPANY

  Freeport-McMoRan Copper & Gold Inc., a Delaware corporation ("FCX" or the "Company"), is one of the world's largest copper and gold companies in terms of reserves and production, and believes that it has one of the lowest cost copper producing operations in the world, taking into account customary credits for related gold and silver production.

  FCX's principal operating subsidiary is P.T. Freeport Indonesia Company, a limited liability company organized under the laws of the Republic of Indonesia and domesticated in Delaware ("PT-FI"). PT-FI engages in the exploration for and development, mining and processing of copper, gold and silver in Irian Jaya, Indonesia pursuant to an agreement (a "COW" or "Contract of Work") with the Government of the Republic of Indonesia (the "Indonesian Government") and in the worldwide marketing of concentrates containing such metals. PT-FI's largest mine, Grasberg, was discovered in 1988 and contains the largest single gold reserve and one of the three largest open-pit copper reserves in the world.

  Through P.T. IRJA Eastern Minerals Corporation ("Eastern Mining"), FCX holds an additional COW in Irian Jaya. Eastern Mining was formed in 1994 for the purpose of acquiring, holding and developing the Eastern Mining COW.

  FCX is also engaged in the smelting and refining of copper concentrates in Spain through its indirect, wholly-owned subsidiary, Rio Tinto Minera, S.A.

  The Company's principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana, 70112 and its telephone number is (504) 582-4000.

                                  FCX FINANCE

  FCX Finance Company B.V. ("FCX Finance") is a wholly-owned subsidiary of FCX organized as a private company with limited liability under the laws of the Netherlands on March 4, 1996. FCX Finance was established for the purpose of issuing the Guaranteed Debt Securities and other debt securities guaranteed by FCX and lending the net proceeds thereof to FCX and its other subsidiaries. FCX Finance will be restricted from issuing any capital stock to any person other than FCX and its wholly-owned subsidiaries. FCX Finance will not lease or own any material facilities or other property or engage in any other material operations. FCX Finance's principal office is c/o ABN AMRO Trust Company (Nederland) B.V. Coolsingel 139,3000 DG, Rotterdam, The Netherlands, and its telephone number of 011-31-10-402-4323.

                                  RISK FACTORS

  An investment in any Securities involves certain risks. Accordingly, prospective investors should consider carefully the following factors, in addition to the other information concerning the Company and its business contained or incorporated by reference in this Prospectus, and any accompanying Prospectus Supplement, before purchasing any of the Securities offered hereby. To the extent any of the information contained in this Prospectus and any accompanying Prospectus Supplement constitutes a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act, the risk factors set forth below are meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

PRICES OF MINERALS

  Because FCX's revenues are derived primarily from the sale of concentrates containing copper and gold, FCX's earnings are directly related to market prices for copper and gold. Prices for such minerals historically have fluctuated widely and are affected by numerous factors beyond FCX's control.

LOCATION AND INDUSTRY RISKS

  PT-FI's mining operations are located in steeply mountainous terrain in a very remote area of Indonesia, which makes the conduct of its operations difficult and has required PT-FI to overcome special engineering difficulties and develop extensive infrastructure facilities. The area is subject to considerable rainfall, which has led to periodic floods and mud slides. The mine site is also in an active seismic area, and earth tremors have been experienced from time to time. None of these factors has caused personal injury to PT-FI employees or significant property damage not covered by insurance or any significant interruptions to production, although no assurance can be given that delays, injury or damage will not occur in the future. PT-FI also is subject to the usual risks encountered in the mining industry, including unexpected geological conditions resulting in cave-ins, floodings and rock-bursts and unexpected changes in rock stability conditions. PT-FI has substantial insurance involving such amounts and types of coverage as it believes are appropriate for its exploration, development, mining and processing activities in Indonesia.

POLITICAL FACTORS

  Maintaining a good relationship with the Indonesian Government is of particular importance to the Company because its principal operations are located in Indonesia. PT-FI's mining complex was Indonesia's first copper mining project and was the first major foreign investment in Indonesia following the economic development program instituted by the Suharto administration in 1967. PT-FI works closely with the central, provincial and local governments in development efforts in the vicinity of its operations. The Company operates in Indonesia through PT-FI by virtue of the PT-FI COW and through Eastern Mining by virtue of the Eastern Mining COW, both of which have 30-year terms, provide for two 10-year extensions under certain conditions, and govern PT-FI's and Eastern Mining's rights and obligations relating to taxes, exchange controls, repatriation and other matters. Both COWs were concluded pursuant to the 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy and provides basic guarantees of remittance rights and protection against nationalization, a framework for economic incentives and basic rules regarding other rights and obligations of foreign investors.

  PT-FI's mining operations are located in the Indonesian province of Irian Jaya, which occupies the western half of the island of New Guinea and became part of Indonesia during the early 1960s. The area surrounding PT-FI's mining development is sparsely populated by primitive indigenous tribes and former residents of more populous areas of Indonesia, some of whom have resettled in Irian Jaya under the Indonesian Government's transmigration program. Certain members of the indigenous population oppose Indonesian rule over Irian Jaya, and several small separatist groups seek political independence for the province. Sporadic attacks on civilians by the separatists and sporadic but highly publicized conflicts between separatists and the Indonesian military have led to allegations of human rights violations. PT-FI personnel have not been involved in those conflicts. The Indonesian military occasionally has exercised its right to appropriate transportation and other equipment of PT-FI.

  PT-FI's policy has been to operate in Irian Jaya in compliance with all Indonesian laws and in a manner that improves the lives of the indigenous population. PT-FI incurs significant costs associated with its social and cultural activities. Such activities include comprehensive job training programs, basic education programs, extensive malaria control and general public health programs, agricultural assistance programs, a business incubator program to encourage the local people to establish their own small scale businesses, cultural preservation programs, and charitable donations.

  Following civil disturbances in the mining town of Tembagapura and the lowlands town of Timika in early 1996 and as a result of subsequent meetings with tribal leaders, the Company, in cooperation with the Indonesian Government, agreed to redistribute and refocus its community development programs by dedicating 1% of PT-FI's revenues over the next ten years to fund these efforts and, among other things, to increase the number of local Irianese in its work force. The Indonesian Government agreed as part of its development efforts in Irian Jaya to create an integrated development plan calling for the participation of the local indigenous tribes in creating and developing the community development projects funded by the Company. While management believes that its efforts to be responsive to the issues relating to the impact of its operations on the local indigenous tribes should ensure that mining operations will not be disrupted, social and political instability in the area may, in the future, have an adverse impact on PT-FI's mining operations.

RESERVES

  FCX reserve amounts, which are determined in accordance with established mining industry practices and standards, are estimates only. PT-FI's mines in production or development may not conform to geological or other expectations, so that the volume and grade of reserves recovered and the rates of production may be more or less than anticipated. Because ore bodies do not contain uniform grades of minerals, ore recovery rates will vary from time to time, resulting in variations in volumes of minerals sold from period to period. Further, market price fluctuations in copper, gold and, to a lesser extent, silver, and changes in operating and capital costs may render certain ore reserves uneconomic to develop. No assurance can be given that FCX's exploration programs will result in the discovery of commercially exploitable mineral deposits.

ENVIRONMENTAL AND GOVERNMENT REGULATION

  The Company's exploration and mining activities in Irian Jaya involve significant engineering and environmental challenges that relate primarily to the location of the mine in remote, rugged highlands and the disposition of tailings through discharge into a river that deposits them in a controlled deposition area near the sea. The Company has sought to preserve and protect the environment in its area of operations.

  The Company has expended significant resources, both financial and managerial, to comply with environmental regulations and permitting and approval requirements and anticipates that it will continue to do so in the future. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future regulations.

HOLDING COMPANY STRUCTURE

  Because FCX is primarily a holding company, conducting business through its subsidiaries, its ability to meet its obligations under the Debt Securities, the Guarantees and its other indebtedness and to pay dividends on its Preferred Stock and Common Stock will depend on the earnings and cash flow of its subsidiaries and the ability of its subsidiaries to pay dividends and to advance funds to the Company. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of PT-FI and the Company's other subsidiaries, could limit the Company's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on any Debt Securities. Any right of the Company to participate in any distribution of the assets of PT-FI and its other subsidiaries upon the liquidation, reorganization or insolvency thereof would, with certain exceptions, be subject to the claims of creditors (including trade creditors) and preferred stockholders (if any) of such subsidiaries.

                                USE OF PROCEEDS

  Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including the repayment of existing indebtedness, capital expenditures and additions to working capital. The Company anticipates that it and its subsidiaries will raise additional funds from time to time through equity or debt financings, including borrowings under its revolving credit facilities, to finance their businesses.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges and the ratio of earnings to fixed charges, preferred stock dividends and minimum distributions of the Company and its consolidated subsidiaries for the periods indicated.

                                     YEARS ENDED DECEMBER 31,
                                     ------------------------ THREE MONTHS ENDED
                                     1991 1992 1993 1994 1995   MARCH 31, 1996
                                     ---- ---- ---- ---- ---- ------------------
Ratio of earnings to fixed charges.  4.5x 6.5x 3.6x 7.5x 6.0x        3.2x
Ratio of earnings to fixed charges,
 preferred stock dividends and
 minimum distributions (unaudited).  3.3x 3.5x 1.2x 2.1x 3.0x        1.8x

  For purposes of calculating the ratios, "earnings" consist of income from continuing operations before income taxes, minority interest and fixed charges and "fixed charges" consist of interest and that portion of rent which is deemed representative of interest. For purposes of calculating the ratio of earnings to fixed charges, preferred stock dividends and minimum distributions, the preferred stock dividend requirements were assumed to be equal to the pretax earnings which would be required to cover such dividend requirements. The amount of such pretax earnings required to cover preferred stock dividends was computed using tax rates for the applicable year. "Minimum distributions" for purposes of calculating this ratio consist of required minimum distributions for the Company's Class A Common Stock that expired May 1, 1993.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

  Debt Securities may be issued from time to time in one or more series by FCX or by FCX Finance. In the event that any series of Guaranteed Debt Securities is issued by FCX Finance, such Guaranteed Debt Securities will be offered together with unconditional and irrevocable guarantees issued by FCX (the "Guarantees"). In the following description, references to the Issuer refer to FCX, in the case of a series of Debt Securities issued by FCX, and to FCX and FCX Finance, in the case of a series of Debt Securities issued by FCX Finance.

  The Debt Securities will constitute either indebtedness designated as Senior Indebtedness ("Senior Securities"), indebtedness designated as Senior Subordinated Indebtedness ("Senior Subordinated Securities") or indebtedness designated as Subordinated Indebtedness ("Subordinated Securities"). The particular terms of each series of Securities offered by a particular Prospectus Supplement and, if such Debt Securities are offered by FCX Finance, the particular terms of the Guarantees offered in connection therewith, will be described in such Prospectus Supplement or Prospectus Supplements relating to such series. Senior Securities, Senior Subordinated Securities and Subordinated Securities will each be issued under separate indentures (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of such Debt Securities, forms of which Indentures are filed as exhibits to this Registration Statement. The Indentures will be substantially identical, except for provisions relating to subordination and the Guarantees. Information regarding the Trustee under an Indenture will be included in any Prospectus Supplement relating to the Debt Securities issued thereunder. The following discussion includes a summary description of all material terms of the Indentures, other than terms which are specific to a particular series of Debt Securities and which will be described in the Prospectus Supplement relating to such series. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular Sections or Articles or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

  Other than to the extent applicable to the Debt Securities of a particular series, as indicated in the applicable Prospectus Supplement, there are no provisions of the Indentures that limit the amount of indebtedness that may be issued or incurred by the Issuer or any subsidiary, that restrict the Issuer's or any subsidiary's ability to incur secured indebtedness, that restrict FCX's ability to pay dividends or make other distributions, nor do the Indentures contain provisions that would afford holders of the Debt Securities protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving FCX, any of which could adversely affect the holders of the Debt Securities.

GENERAL

  The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Issuer for each series. Debt Securities of a series may be issued in registered form without coupons ("Registered Debt Securities"), in bearer form with or without coupons attached ("Bearer Debt Securities") or in the form of one or more Global Securities in registered or bearer form (each, a "Global Security"). Bearer Debt Securities, if any, will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions. The Senior Securities will be unsecured and unsubordinated obligations of the Issuer and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Issuer. The Senior Subordinated Securities and the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness (as defined) of the Issuer, as described below under "Subordination of Senior Subordinated Securities, Subordinated Securities and Guarantees" and in a Prospectus Supplement applicable to an offering of Senior Subordinated Securities or Subordinated Securities.

  Any Debt Security issued by FCX Finance will be unconditionally and irrevocably guaranteed by FCX as to payment of principal, premium and additional amounts, if any, and interest.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (a) the Issuer (which may be either the Company or FCX Finance) and title of such Debt Securities; (b) any limit on the aggregate principal amount of such Debt Securities; (c) whether such Debt Securities will be issued as Registered Debt Securities, Bearer Debt Securities or any combination thereof, and any limitation on issuance of such Bearer Debt Securities and any provisions regarding the transfer or exchange of such Bearer Debt Securities, including exchange for Registered Debt Securities of the same series; (d) whether any of such Debt Securities are to be issuable as a Global Security, whether such Global Securities are to be issued in temporary global form or permanent global form, and, if so, the terms and conditions, if any, upon which interests in such Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (e) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the record date; (f) the date or dates on which such Debt Securities will mature; (g) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear; (h) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on such Debt Securities will be payable and the record date for any interest payable on any interest payment date; (i) the place or places where the principal of, interest, premium and additional amounts (if any) on such Debt Securities will be payable; (j) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt

Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Issuer and any terms and conditions relevant thereto; (k) the power or obligation of the Issuer, if any, to redeem or repurchase such Debt Securities; (l) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (m) the currency, currencies or currency unit or units of payment of principal of and any premium, additional amounts (if any) and interest on such Debt Securities if other than U.S. dollars; (n) any index or formula used to determine the amount of payments of principal of and any premium, additional amounts (if any) and interest on such Debt Securities; (o) if the principal of or any premium, additional amounts (if any) or interest on such Debt Securities is to be payable, at the election of the Issuer or a Holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium additional amounts (if any) and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (p) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (q) the applicability of any provisions described under "Certain Covenants of the Issuer" and any additional restrictive covenants (including any defined terms relating thereto) included for the benefit of the holders of such Debt Securities; (r) the applicability of, deletions from, modifications of or additions to any provisions described under "Events of Default" (including any defined terms relating thereto) and any additional Events of Default with respect to the Debt Securities; (s) the applicability of any provisions described under "Defeasance"; and (t) any other terms of such Debt Securities not inconsistent with the provisions of the respective Indentures.

  Debt Securities may be issued at a discount from their principal amount. Any United States federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

  Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the applicable Indenture. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Bearer Debt Securities and the coupons, if any, appertaining thereto will be transferable by delivery.

  Unless otherwise set forth in the applicable Prospectus Supplement, Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

  Debt Securities may be issued from time to time with payment terms which are calculated by reference to the value, rate or price of one or more commodities, currencies or indices. Holders of such Debt Securities may receive a principal amount (including premium, if any) on any principal payment date,or a payment of additional amounts (if any), interest on any interest payment date, that is greater than or less than the amount of principal (including premium, if any) or interest otherwise payable on such dates, depending upon the value, rate or price on the applicable dates of the applicable currency, commodity or index. Information as to the methods for determining the amount of principal, premium (if any) or interest payable on any date, the currencies, commodities or indices to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

GUARANTEES

  The Company will unconditionally and irrevocably guarantee, on a senior, senior subordinated or subordinated basis, the due and punctual payment of principal of, premium and additional amounts, if any, and interest on any Debt Securities that are issued by FCX Finance, and the due and punctual payment of any sinking fund payments thereon, when and as the same shall become due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. See "Subordination of Senior Subordinated Securities, Subordinated Securities and Guarantees."

SENIOR DEBT

  The Senior Securities will rank pari passu with all other unsecured and unsubordinated debt of the Issuer and senior to any Subordinated Debt Securities and Subordinated Securities.

SUBORDINATION OF SENIOR SUBORDINATED SECURITIES, SUBORDINATED SECURITIES AND GUARANTEES

  The indebtedness evidenced by the Senior Subordinated Securities and the Subordinated Securities will be subordinated and junior in right of payment to the extent set forth in the respective Indenture to the prior payment in full of amounts then due on all Senior Indebtedness (as defined below). No payment shall be made by the Issuer on account of principal of (or premium or additional amounts, if any) or interest on the Senior Subordinated Securities or the Subordinated Securities or on account of the purchase or other acquisition of Senior Subordinated Securities or the Subordinated Securities, if the maturity of any of the Senior Subordinated Securities or the Subordinated Securities shall have been accelerated, until all amounts due have been paid on all outstanding Senior Indebtedness, or if there shall have occurred and be continuing (a) a default in the payment of principal (or premium or additional amounts, if any) or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto, or any event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity of such Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled or (b) any such default in payment or event of default shall be the subject of a judicial proceeding. By reason of these provisions in the event of default of any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of (and premium, if any) and interest on the Senior Subordinated Securities or the Subordinated Securities may not be permitted to be made until such default is cured or such Senior Indebtedness is paid in full.

  Upon any distribution of assets of the Issuer upon any receivership, dissolution, winding-up, liquidation, reorganization or similar proceedings of the Issuer, whether voluntary or involuntary, or in bankruptcy or insolvency, all principal of (and premium and additional amounts, if any) and interest due upon all Senior Indebtedness must be paid in full before the Holders of the Senior Subordinated Securities and the Subordinated Securities or the Trustee is entitled to receive or retain any assets so distributed in respect of the Senior Subordinated Securities or the Subordinated Securities. By reason of this provision, in the event of insolvency, Holders of the Senior Subordinated Securities and the Subordinated Securities may recover less, ratably, than other creditors of the Issuer, including holders of Senior Indebtedness.

  "Senior Indebtedness" means, when used with respect to any series of Senior Subordinated Securities or Subordinated Securities, the principal of (and premium, if any) and interest on (a) all indebtedness of the Issuer (including indebtedness of others guaranteed by the Issuer) other than the Subordinated Securities which is (i) for money borrowed or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (b) obligations of the Issuer as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, and (c) amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation, in any such case whether outstanding on the date of the Senior Subordinated Indenture or the Subordinated Indenture or thereafter created, incurred or assumed, except that, with respect to the Senior Subordinated Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Senior Subordinated Securities or that such indebtedness is pari passu with or junior to the Senior Subordinated Securities and, with respect to Subordinated Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Subordinated Securities or that such indebtedness is pari passu with or junior to the Subordinated Securities. As of March 31, 1996, the amount of Senior Indebtedness of the Company was approximately $1.1 billion. FCX Finance has no indebtedness at the date of this Prospectus.

  If this Prospectus is being delivered in connection with a series of Senior Subordinated Securities or Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the Issuer's most recent fiscal quarter.

  In the event that Senior Subordinated Securities or Subordinated Securities are issued by FCX Finance, the related Guarantees issued by the Company will be subordinate and junior in right of payment to Senior Indebtedness of the Company on substantially the same terms and conditions as the obligations of FCX Finance under the Senior Subordinated Securities or the Subordinated Securities, as the case may be, will be subordinate and junior in right of payment to Senior Indebtedness. Accordingly, in the event of insolvency of the Company, holders of Senior Securities of FCX Finance and the related Guarantees may recover less, ratably, than other creditors of the Company, including holders of Senior Securities of FCX and the Guarantees related thereto.

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

  Debt Securities are issuable in definitive form as Registered Debt Securities, as Bearer Debt Securities or both. Unless otherwise indicated in an applicable Prospectus Supplement, Bearer Debt Securities will have interest coupons attached. Debt Securities are also issuable in temporary or permanent global form.

  Registered Debt Securities of any series will be exchangeable for other Registered Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, with respect to any series of Bearer Debt Securities, at the option of the holder, subject to the terms of the Indenture, such Bearer Debt Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) will be exchangeable into Registered Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Debt Securities surrendered in exchange for Registered Debt Securities between a record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest accrued as of such date will not be payable in respect of the Registered Debt Security issued in exchange for such Bearer Debt Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture.

  Debt Securities may be presented for exchange as provided above, and Registered Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office or agency of the Issuer maintained for such purposes and at any other office or agency maintained for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement, without a service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Issuer or its agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. Bearer Debt Securities may only be presented for exchange at an office or agency of the Issuer (or any other office or agency maintained for such purpose) located outside the United States and referred to in the applicable Prospectus Supplement.

  In the event of any redemption in part, the Issuer shall not be required to
(a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on (i) if Debt Securities of the series are issued only as Registered Debt Securities, the day of mailing of the relevant notice of redemption and (ii) if Debt Securities of the series are issued as Bearer Debt Securities, the day of the first publication of the relevant notice of redemption except that, if Securities of the series are also issued as Registered Debt Securities and there is no publication, the day of mailing of the relevant notice of redemption; (b) register the transfer of or exchange any Registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Debt Security being redeemed in part; or
(c) exchange any Bearer Debt Security called for redemption, except to exchange such Bearer Debt Security for a Registered Debt Security of that series and like tenor which is simultaneously surrendered for redemption.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of (and any premium) and interest on Bearer Debt Securities will be payable, subject to any applicable laws and regulations, in the designated currency or currency unit, at the offices of such Paying Agents ("Paying Agents") outside the United States as the Issuer may designate from time to time, at the option of the holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States; provided, however, that the written certification described above under "Form, Exchange, Registration and Transfer" has been delivered prior to the first actual payment of interest. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on Bearer Debt Securities on any interest payment date will be made only against surrender to the Paying Agent of the coupon relating to such interest payment date. No payment with respect to any Bearer Debt Security will be made at any office or agency of the Issuer in the United States or by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States, nor shall any payments be made in respect of Bearer Debt Securities upon presentation to the Issuer or its designated Paying Agents within the United States. Notwithstanding the foregoing, payments of principal of (and any premium) and interest on Bearer Debt Securities denominated and payable in U.S. dollars will be made at the office of the Issuer's Paying Agent in the United States, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of (and any premium) additional amounts (if any) and interest on Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Issuer may designate from time to time, except that at the option of the Issuer payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear on records of the Security Registrar. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Debt Securities will be made to the person in whose name such Registered Debt Security is registered at the close of business on the record date for such interest.

  Unless otherwise indicated in the applicable Prospectus Supplement, the Corporate Trust Office of the Trustee will be designated as a Paying Agent for the Trustee for payments with respect to Debt Securities which are issuable solely as Registered Debt Securities, and the Issuer will maintain a Paying Agent outside the United States for payments with respect to Debt Securities (subject to limitations described above in the case of Bearer Debt Securities) which are issued solely as Bearer Debt Securities, or as both Registered Debt Securities and Bearer Debt Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Issuer for the Debt Securities will be named in an applicable Prospectus Supplement. The Issuer may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issued solely as Registered Debt Securities, the Issuer will be required to maintain a Paying Agent in each place of payment for such series and, if Debt Securities of a series are issued as Bearer Securities, the Issuer will be required to maintain (a) a Paying Agent in the United States for principal payments with respect to any Registered Debt Securities of the series (and for payments with respect to Bearer Debt Securities of the series in the circumstances described above, but not otherwise), and (b) a Paying Agent in a place of payment located outside the United States where Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment.

  All monies paid by the Issuer to a Paying Agent for the payment of principal of and any premium additional amounts (if any) or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Issuer and the holder of such Debt Security or any coupon will thereafter look only to the Issuer for payment thereof.

TEMPORARY GLOBAL SECURITIES

  If so specified in the applicable Prospectus Supplement, all or any portion of the Debt Securities of a series which are issuable as Bearer Debt Securities will initially be represented by one or more temporary global Debt Securities, without interest coupons, to be deposited with a common depository in London for the Euroclear System ("Euroclear") and CEDEL S.A. ("CEDEL") for credit to the designated accounts. On and after the date determined as provided in any such temporary global Debt Security and described in the applicable Prospectus Supplement, each such temporary global Debt Security will be exchangeable for definitive Bearer Debt Securities, definitive Registered Debt Securities or all or a portion of a permanent global security, or any combination thereof, as specified in the applicable Prospectus Supplement, but, unless otherwise specified in the applicable Prospectus Supplement, only upon written certification in the form and to the effect described under "Form, Exchange, Registration and Transfer." No Bearer Debt Security delivered in exchange for a portion of a temporary global Debt Security will be mailed or otherwise delivered to any location in the United States in connection with such exchange.

  Unless otherwise specified in the applicable Prospectus Supplement, interest in respect of any portion of a temporary global Debt Security payable in respect of an payment date occurring prior to the issuance of definitive Debt Securities or a permanent global Subordinated Debt Security will be paid to each of Euroclear and CEDEL with respect to the portion of the temporary global Debt Security held for its account. Each of Euroclear and CEDEL will undertake in such circumstances to credit such interest received by it in respect of a temporary global Debt Security to the respective accounts for which it holds such temporary global Debt Security only upon receipt in each case of written certification in the form and to the effect described above under "Form, Exchange, Registration and Transfer" as of the relevant payment date regarding the portion of such temporary global Debt Security on which interest is to be so credited.

PERMANENT GLOBAL SECURITIES

  If any Debt Securities of a series are issuable in permanent global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Debt Securities may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. No Bearer Debt Security delivered in exchange for a portion of a permanent global Debt Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange. Notwithstanding the foregoing, unless otherwise specified in an applicable Prospectus Supplement, interests in a permanent global Bearer Debt Security may be exchanged in whole (but not in part) at the expense of the Issuer, for definitive Bearer Debt Securities, at the request of any owner of a beneficial interest in such permanent global Bearer Debt Security.

BOOK-ENTRY DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Issuer expects that the following provisions will apply to depositary arrangements.

  Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Issuer, if such Debt Securities are offered and sold directly by the Issuer. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Issuer understands that under existing industry practices, if the Issuer requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under an Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

  In compliance with United States Federal tax laws and regulations, Bearer Debt Securities (including securities in permanent global form that are either Bearer Debt Securities or exchangeable for Bearer Debt Securities) will not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) (generally, the first 40 days after the closing date, and, with respect to unsold allotments, until sold) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in Section 1.165-12(c)(1)(v) of the United States Treasury Regulations), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A),
(B) or (C) of the Code and the United States Treasury Regulations thereunder, or to certain other persons described in Section 1.163-5(c)(2)(i)(D)(1)(iii)(B) of the United States Treasury Regulations. Moreover, such Bearer Debt Securities will not be delivered in connection with their sale during the restricted period within the United States. Any underwriters and dealers participating in the offering of Bearer Debt Securities must covenant that they will not offer or sell during the restricted period any Bearer Debt Securities within the United States or to United States persons (other than the persons described above) or deliver in connection with the sale of Bearer Debt Securities during the restricted period any Bearer Debt Securities within the United States and that they have in effect procedures reasonably designed to ensure that their employees and agents who are directly engaged in selling the Bearer Debt Securities are aware of the restrictions described above. No Bearer Debt Security (other than a temporary global Bearer Debt Security) will be delivered in connection with its original issuance nor will interest be paid on any Bearer Debt Security until receipt by the Issuer of the written certification described above under "Form, Exchange, Registration and Transfer." Each Bearer Debt Security, other than a temporary global Bearer Debt Security, will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States Federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

  As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States Federal income taxation regardless of its source, and "United States" means the United States of America (including the states and the District of Columbia) and its possessions.

CERTAIN COVENANTS OF THE ISSUER

  Unless otherwise specified in the applicable Prospectus Supplement, the Indentures will provide that the Issuer will not consolidate with or merge into any Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, and the Issuer will not permit any Person to consolidate or merge into the Issuer or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to the Issuer unless: (a) the Person formed by or surviving such consolidation or merger (if other than the Issuer), or to which such sale, lease, conveyance, transfer or other disposition shall be made (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia (or, alternatively, in the case of FCX Finance, organized under the laws of the Netherlands), and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Issuer, under the Indenture; (b) immediately after giving effect to such transaction and treating any Debt that becomes an obligation of the Issuer or any subsidiary as a result thereof as having been incurred by the Issuer or such subsidiary at the time of such transaction, no Default or Event of Default shall have occurred and be continuing; and (c) the Issuer shall have delivered to the Trustee an Officer's Certificate and Opinion of Counsel, each stating that such merger, consolidation, sale or conveyance and such supplemental indenture, if any, complies with the Indenture.

EVENTS OF DEFAULT

  Unless otherwise specified in the applicable Prospectus Supplement, an Event of Default is defined under each Indenture with respect to Debt Securities of any series issued under such Indenture as being: (a) default for 30 days in payment of any interest or additional amounts, if any, on the Debt Securities of such series; (b) default in payment of any principal on the Debt Securities of such series upon maturity or otherwise; provided that, if such default is a result of the voluntary redemption by the holders of such Debt Securities, the amount thereof shall be in excess of $50,000,000 or the equivalent thereof in any other currency or composite currency; (c) default for 60 days after written notice in the observance or performance of any other covenant or agreement in the Debt Securities of such series or the Indenture other than a covenant or agreement included in the Indenture which is not applicable to the Debt Securities of such series; (d) in the case of Guaranteed Debt Securities, the Guarantees having ceased for any reason to be in full force or effect or FCX having asserted that the Guarantees are not in full force an effect and (e) certain events of bankruptcy, insolvency or reorganization; or (f) failure to pay at maturity, or other default which results in the acceleration of any Debt in an amount in excess of $50,000,000 or the equivalent thereof in any other currency or composite currency without such Debt having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof ("Debt" being defined to mean obligations (other than non-recourse obligations or the Debt Securities of such series or the Guarantees relating thereto), of, or guaranteed or assumed by, the Issuer for borrowed money or evidenced by bonds, debentures, notes or other similar instruments).

  Unless otherwise specified in the applicable Prospectus Supplement, each Indenture provides that (a) if an Event of Default due to the default in payment of principal, premium or additional amounts, if any, or interest on, any series of Debt Securities issued under such Indenture or due to the Default in the performance of any other covenant or agreement applicable to the Debt Securities of such series but not applicable to Debt Securities of any other series issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series may declare the principal (or such portion thereof as may be specified in the terms thereof) of all Debt Securities of such series and interest accrued thereof to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any covenants or agreements applicable to outstanding Debt Securities of more than one series issued under such indenture or an Event of Default described in clause (e) above shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of all such affected series (treated as one class) may declare the principal (or such portion thereof as may be specified in the terms thereof) of all such Debt Securities and interest accrued thereon to be due and payable immediately. If an Event of Default due to certain events of bankruptcy, insolvency or reorganization shall occur, the principal (or such portion hereof as may be specified in the terms thereof) of and interest accrued on all Debt Securities then outstanding shall become due and payable immediately, without action by the Trustee or the holders of any such Debt Securities. Upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on, or in respect of the conversion of, such Debt Securities) by the holders of a majority in principal amount of the outstanding Debt Securities of all such affected series (treated as one class).

  Each Indenture provides that the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, has no obligation to exercise any right or power granted it under such Indenture at the request of holders of Debt Securities unless the Trustee is indemnified by such holders. Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding Debt Securities of all affected series issued under such Indenture (treated as one class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to such series.

  Each indenture provides that no holder of Debt Securities of any series issued under such Indenture may institute any action against the Issuer under such Indenture (except actions for payment of overdue principal, premium and additional amounts, (if any) or interest or to enforce conversion rights (if any)) unless (a) such holder previously shall have given to the Trustee written notice of default and continuance thereof, (b) the holders of not less than 25% in principal amount of the Debt Securities of all affected series issued under such Indenture (treated as one class) shall have made a written request upon the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, (c) the Trustee shall not have instituted such action within 60 days of such request and (d) the Trustee shall not have received directions inconsistent with such written request by the holders of a majority in principal amount of the outstanding Debt Securities of all affected series issued under such indenture (treated as one class).

  Each Indenture contains a covenant that the Issuer will file annually with the Trustee a certificate of no default or a certificate specifying any default that exists.

DEFEASANCE

  Each Indenture provides that the Issuer may defease and be discharged from any and all obligations (except as otherwise described in (a) below) with respect to the Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, as trust funds, money or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations (as defined) which through the payment of principal and interest in accordance with their terms will provide money, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of (and premium, and additional amounts if any) and interest on such Debt Securities.

  In addition, each Indenture provides that with respect to each series of Debt Securities issued under such Indenture, the Issuer may elect either (a) to defease and be discharged from any and all obligations with respect to the Debt Securities of such series (except for the obligations to register the transfer or exchange or convert the Debt Securities of such series, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities of such series, to maintain an office or agency in respect of the Debt Securities of such series and to hold moneys for payment in trust) or (b) to be released from the restrictions described under "Certain Covenants of the Issuer" and, to the extent specified in connection with the issuance of such series of Debt Securities, other covenants applicable to such series of Debt Securities, upon the deposit with the Trustee (or other qualifying trustee), as trust funds, or money or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of (and premium and additional amounts, if any) and interest on the Debt Securities of such series. Such a trust may only be established if, among other things, the Issuer has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. Such opinion, in the case of a defeasance under clause (a) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of such Indenture.

  In the event of any "legal" defeasance of any series of Subordinated Debt Securities issued thereunder, the Subordinated Debt Indenture provides that holders of all outstanding Senior Indebtedness will receive written notice of such defeasance.

  The foregoing provisions relating to defeasance may be modified in connection with the issuance of any series of Debt Securities, and any such modification will be described in the accompanying Prospectus Supplement.

MODIFICATION OF THE INDENTURE

  Unless otherwise specified in the applicable Prospectus Supplement, each Indenture provides that the Issuer and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure such Debt Securities, (b) evidence the assumption by a successor entity of the obligations of the Issuer, (c) add covenants or Events of Default for the protection of the holders of any Debt Securities, (d) establish the form or terms of such Debt Securities of any series, (e) evidence the acceptance of appointment by a successor trustee or (f) cure any ambiguity or correct any inconsistency in the Indenture, amend the Indenture in any other manner which the Issuer may deem necessary or desirable, if such action will not adversely affect the interests of the holders of Debt Securities issued thereunder.

  Unless otherwise specified in the applicable Prospectus Supplement, each Indenture also contains provisions permitting the Issuer and the Trustee, with the consent of the holders of not less than a majority in principal amount of Debt Securities of all series issued under such Indenture then outstanding and affected (voting as a single class), to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the Debt Securities of each such series; provided that the Issuer and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the final maturity of any Debt Security, or reduce the principal amount thereof, or reduce or alter the method of computation of any amount payable in respect of interest thereon or extend the time for payment thereof, or reduce or alter the method of computation of any amount payable on redemption thereof or extend the time for payment thereof, or change the currency in which the principal thereof, premium or additional amounts if any, or interest thereon is payable, or reduce the amount payable upon acceleration or alter certain provisions of the Indenture relating to the Debt Securities issued thereunder not denominated in U.S. dollars, or impair the right to institute suit for the enforcement of any conversion or any payment on any Debt Security when due or materially and adversely affect any conversion rights or (b) reduce the aforesaid percentage in principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification.

  The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby.

THE TRUSTEE

  Information regarding the Trustee under an Indenture will be included in any Prospectus Supplement relating to the Debt Securities issued thereunder. The Indentures will provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indentures at the request of any of the holders of the Debt Securities, unless such holders shall have offered the Trustee reasonable indemnity against the costs, expenses and liabilities which might be incurred by the Trustee. The Indentures and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the right of a Trustee, should it become a creditor of the Issuer to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise.

                         DESCRIPTION OF PREFERRED STOCK

  The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The summary of terms of the Company's Preferred Stock contained in this Prospectus and the applicable Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and the certificate of designations relating to the applicable series of the Preferred Stock (the "Certificate of Designations"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at the time of issuance of such series of the Preferred Stock.

  The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Preferred Stock, par value of $0.10 per share. As of March 31, 1996, there were outstanding 8,955,700 depositary shares, each representing
0.05 shares of the Company's 7% Convertible Exchangeable Preferred Stock, 13,999,800 depositary shares, each representing 0.05 shares of the Company's Step-Up Convertible Preferred Stock, 6,000,000 depositary shares, each representing 0.05 shares of the Company's Gold-Denominated Preferred Stock, 4,305,580 depositary shares, each representing 0.05 shares of Gold-Denominated Preferred Stock, Series II, and 4,760,000 depositary shares, each representing
0.025 shares of the Company's Silver-Denominated Preferred Stock. See "Outstanding Preferred Stock." The Company's Preferred Stock may be issued from time to time by the Board of Directors in one or more series, without stockholder approval. The Board of Directors is authorized to determine the voting powers (if any), designation, preferences and relative, participating, options or other special rights, and qualifications, limitations or restrictions thereof, for each series of Preferred Stock that may be issued, and to fix the number of shares of each such series. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of Preferred Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Class A Common Stock and Class B Common Stock or other series of Preferred Stock or that could have the effect of delaying, deferring or preventing a change in control of the Company.

GENERAL

  Reference is made to the Prospectus Supplement for the following terms of and information relating to the Preferred Stock of any series (to the extent such terms are applicable to such Preferred Stock): (a) the specific designation, number of shares, seniority and purchase price; (b) any liquidation preference per share; (c) any date of maturity; (d) any redemption, payment or sinking fund provisions; (e) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (f) any voting rights; (g) the currency or units based on or relating to currencies in which such Preferred Stock are denominated and/or in which payments will or may be payable; (h) the methods by which amounts payable in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price relevant to such calculation;
(i) whether the Preferred Stock is convertible or exchangeable and, if so, the Preferred Stock or Debt Securities into which such Preferred Stock is convertible or exchangeable, the terms and conditions upon which such conversions or exchanges will be effected including the initial conversion or exchange prices or rates, the conversion or exchange period and any other related provisions; (j) the place or places where dividends and other payments on the Preferred Stock will be payable; and (k) and any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance. All shares of Preferred Stock shall be of equal rank with each other, regardless of series. The applicable Prospectus

Supplement will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of Preferred Stock offered by such Prospectus Supplement.

  As described under "Description of Depositary Shares," the Company may, at its option, elect to offer depositary shares ("Depositary Shares") evidenced by depositary receipts ("Depositary Receipts"), each representing an interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Depositary (as defined below).

DIVIDENDS

  Holders of shares of Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear on the stock books of the Company on such record dates determined by the Board of Directors or a duly authorized committee thereof.

  Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates.

  Unless full cumulative dividends for all past dividend periods on all outstanding shares of cumulative Preferred Stock and any other series of capital stock of the Company ranking on a parity with the Preferred Stock have been paid, or declared and set apart for payment, the Company may not (a) declare, pay or set apart any amounts for dividends on, or make any other distribution in cash or other property in respect of, the Class A or Class B Common Stock or any other stock of the Company ranking junior to the Preferred Stock as to dividends or distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company (the Class A or Class B Common Stock and such other stock being referred to herein as "Junior Stock") other than a dividend payable solely in Junior Stock, (b) purchase, redeem or otherwise acquire for value any shares of Junior Stock, directly or indirectly, other than as a result of a reclassification of Junior Stock, or the exchange or conversion of one Junior Stock for or into another Junior Stock, or other than through the use of proceeds of a substantially contemporaneous sale of other Junior Stock, or (c) make any payment on account of, or set aside money for, a sinking or other like fund for the purchase, redemption or other acquisition for value of any shares of Junior Stock. If the funds available for the payment of dividends are insufficient to pay in full the dividends payable on all outstanding shares of cumulative Preferred Stock and any other series of capital stock of the Company ranking on a parity with the Preferred Stock, the total available funds to be paid in partial dividends on such Preferred Stock and such other series shall be divided among the Preferred Stock and such other series in proportion to the aggregate amount of dividends accrued and unpaid with respect to such Preferred Stock and such other series. Accruals of dividends will not bear interest.

CONVERTIBILITY AND EXCHANGEABILITY

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Preferred Stock or Debt Securities (including any rights to receive payments in cash or Preferred Stock or Debt Securities based on the value, rate or price of one or more specified commodities, currencies or indices) will be set forth in the Prospectus Supplement relating thereto. The Preferred Stock will not be convertible into or exchangeable for Class A or Class B Common Stock of the Company.

REDEMPTION

  The terms, if any, on which shares of Preferred Stock of any series may be redeemed will be set forth in the related Prospectus Supplement.

  If fewer than all of the outstanding shares of any series of Preferred Stock are to be redeemed, the number of shares of such series and the method of effecting such redemption, whether by lot or pro rata, will be as determined by the Company (with adjustment to avoid redemption of fractional shares).

LIQUIDATION

  Unless otherwise specified in the applicable Prospectus Supplement, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of any series of the Preferred Stock, together with any other Preferred Stock and any other series of capital stock of the Company ranking on a parity with such series of the Preferred Stock, will be entitled to receive out of the remaining net assets of the Company an amount per share as set forth in the related Prospectus Supplement plus accrued and unpaid dividends before any distribution is made or set apart for the holders of Junior Stock. If the amounts payable with respect to such Preferred Stock are not paid in full, the holders of such Preferred Stock and any stock of the Company on a parity with such Preferred Stock as to distribution of assets upon the liquidation, dissolution or winding up of the Company will have the right to share ratably in any distribution of the remaining assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will not be entitled to any further participation in any distribution of the remaining assets by the Company. A consolidation or merger of the Company with one or more corporations or the sale of all or substantially all of the assets of the Company will not be deemed to be a liquidation, dissolution or winding up of the Company.

VOTING

  The Preferred Stock of a series will not be entitled to vote, except as provided below or in the applicable Prospectus Supplement and as required by applicable law. Unless otherwise indicated in the Prospectus Supplement relating to a series of Preferred Stock, each share of such series will not be entitled to vote on matters which holders of such series are entitled to vote. Unless otherwise specified in the related Prospectus Supplement, at any time dividends in an amount equal to six quarterly dividend payments on the Preferred Stock of such series shall have accrued and be unpaid, holders of such Preferred Stock shall have the right to a separate class vote together with the holders of shares of other series of stock of the Company ranking on a parity with such series of Preferred Stock either as to dividends or the distribution of assets upon liquidating, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (such other series of stock being herein referred to as "Other Voting Stock") to elect two members to the Board of Directors until dividends on such Preferred Stock have been paid in full or declared and set apart in trust for payment. In such case, the Board of Directors will be increased by two directors, and the holders of Preferred Stock of such series (either alone or with the holders of Other Voting Stock) will have the exclusive right as members of such class, as outlined above, to elect two directors at the next annual meeting of stockholders. Additionally, without the affirmative vote of the holders of a majority of the shares of Preferred Stock of such series then outstanding, voting as a separate class, the Company may not (i) create, authorize or issue any series or class of stock ranking prior to the shares of Preferred Stock of such series with respect to dividends or distributions of assets upon liquidation, dissolution or winding up or (ii) change the rights, powers or preferences or qualifications, limitations or restrictions thereof with respect to the Preferred Stock of such series if such action would materially adversely affect such holders.

  As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote per Depositary Share.

NO OTHER RIGHTS

  The share of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the related Prospectus supplement, the Certificate of Incorporation or the Applicable certificate of designations or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

  The transfer agent for each series of Preferred Stock will be described in the related Prospectus Supplement.

OUTSTANDING PREFERRED STOCK

  All of the Company's outstanding Preferred Stock, and any other series of Preferred Stock upon which the right to vote for directors has been granted in accordance with the Certificate, have the right to vote with the holders of the Class A Common Stock, voting together as a single class, to elect that number of directors that constitutes 20% of the authorized number of members of the Board of Directors (or if 20% is not a whole number, then the nearest whole number of directors that is closest to 20% of such membership). Set forth below is a summary of certain general terms and provisions of the series of Preferred Stock outstanding as of the date of this Prospectus.

  7% Convertible Preferred Stock. As of March 31, 1996, the Company had outstanding 447,785 shares of 7% Convertible Exchangeable Preferred Stock par value $0.10 per share (the "7% Convertible Preferred Stock"). The 7% Convertible Preferred Stock is represented by depositary shares, each of which represents .05 shares of 7% Convertible Preferred Stock and which trade on the NYSE. The 7% Convertible Preferred Stock ranks, as to payments of dividends and distributions upon liquidation, pari passu with the Company's Step-Up Convertible Preferred Stock (as defined below), Gold-Denominated Preferred Stock (as defined below) and the Silver-Denominated Preferred Stock (as defined below) and senior to the Company's Class A Common Stock and Class B Common Stock.

  The 7% Convertible Preferred Stock has a liquidation preference equivalent to $25.00 per depositary share and is convertible at the option of the holder at any time, unless previously redeemed, into shares of Class A Common Stock at a rate of 1.0208 shares per depositary share (equivalent to a conversion price of $24.41 per share of Class A Common Stock), subject to adjustment in certain circumstances. The depositary shares are exchangeable in whole at the option of the Company on any quarterly dividend payment date for the Company's 7% Convertible Subordinated Debentures due 2007 (the "Debentures") at a rate of $25.00 principal amount of Debentures for each depositary share. The Debentures, if issued, will be convertible at the option of the holder at any time, unless previously redeemed, into Class A Common Stock at the conversion price for depositary shares for which the Debentures have previously been exchanged, subject to adjustment in certain circumstances.
  Dividends on the 7% Convertible Preferred Stock are cumulative and are payable quarterly in an amount equivalent to $1.75 per annum per depositary share.
  The 7% Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, at a redemption price which is reduced on each August 1 until August 1, 2002, by $0.175 per depositary share. After August 1, 2002 the redemption price will be fixed at $25.00 per depositary share.

  The 7% Convertible Preferred Stock has limited voting rights with respect to the election of directors upon the failure of the Company to pay dividends in an amount equal to six full quarterly dividends and the right to vote as a class on any proposal to amend the Certificate so as to adversely affect the rights of holders of 7% Convertible Preferred Stock. The 7% Convertible Preferred Stock does not have voting rights with respect to any amendment to the Certificate to authorize other series of stock of the Company, whether ranking senior to, or a parity with or junior to the 7% Convertible Preferred Stock as to dividends or distribution of assets upon the liquidation, dissolution or winding up of the Company.

  Step-Up Convertible Preferred Stock. As of March 31, 1996, the Company had outstanding 699,990 shares of Step-Up Convertible Preferred Stock, par value $0.10 per share (the "Step-Up Convertible Preferred Stock"). The Step-Up Convertible Preferred Stock is represented by depositary shares, each of which represents 0.05 shares of such stock and which trade on the NYSE. The Step-Up Convertible Preferred Stock ranks, as to payment of dividends and distribution upon liquidation, pari passu with the Company's 7% Convertible Preferred Stock, the Gold-Denominated Preferred Stock (as defined below) and the Silver-Denominated Preferred Stock (as defined below) and senior to the Company's Class A Common Stock and Class B Common Stock.

  The Step-Up Convertible Preferred Stock has a liquidation preference equivalent to $25.00 per depositary share and is convertible at the option of the holder at any time, unless previously redeemed. Dividends on the Step-Up Convertible Preferred Stock are cumulative and are payable quarterly in an amount equivalent to $1.25 per annum per depositary share through August 1, 1996 and thereafter in an amount equivalent to $1.75 per annum per depositary share until redemption or conversion.

  The Step-Up Convertible Preferred Stock is not redeemable prior to August 1, 1996. Thereafter and prior to August 1, 1999, the Step-Up Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, for such number of shares of Class A Common Stock as are issuable at the conversion rate. The Company may exercise this option only if, for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the trading prices of the Class A Common Stock has exceeded 125% of the conversion price in effect on the last trading day and the Company has satisfied certain other conditions as set forth in the certificates of designations. After August 1, 1999, the Step-Up Convertible Preferred Stock is fully redeemable at the option of the Company at a redemption price equivalent to $25.00 per depositary share, plus accrued and unpaid dividends, which redemption price, subject to certain exceptions, the Company may pay, at it's option, in cash, Class A Common Stock or any combination thereof.

  The Step-Up Convertible Preferred Stock has limited additional voting rights with respect to the election of directors upon the failure of the Company to pay dividends in an amount equal to six full quarterly dividends and the right to vote as a separate class on any proposal to amend the Certificate so as to adversely affect the rights of holders of Step-Up Convertible Preferred Stock or create, authorize or issue any series or class of stock ranking senior to the shares of Step-Up Convertible Preferred Stock with respect to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company. The Step-Up Convertible Preferred Stock does not have voting rights with respect to any amendment to the Certificate to authorize other series of stock of the Company ranking on a parity with or junior to the Step-Up Convertible Preferred Stock as to dividends or distributions upon liquidation, dissolution or winding up.

  Gold-Denominated Preferred Stock. As of March 31, 1996, the Company had outstanding 300,000 shares of Gold-Denominated Preferred Stock ("Series I") and 215,279 shares of Gold-Denominated Preferred Stock, Series II ("Series II" and, together with Series I, the "Gold-Denominated Preferred Stock"). The Gold-Denominated Preferred Stock is represented by depositary shares, each of which represents 0.05 shares of such stock and which are traded on the NYSE. The Gold-Denominated Preferred Stock ranks, as to the payment of dividends and distribution upon liquidation, pari passu with the 7% Convertible Exchangeable Preferred Stock, the Step-Up Convertible Preferred Stock and the Silver-Denominated Preferred Stock and senior to the Company's Class A Common Stock and Class B Common Stock.

  The Gold-Denominated Preferred Stock has a liquidation preference equivalent to the dollar equivalent value of 0.10 ounces of gold per depositary share plus accrued and unpaid dividends. Dividends on the Gold-Denominated Preferred Stock are cumulative and are payable quarterly, in the case of Series I, in an amount equivalent to the dollar value of 0.000875 ounces of gold per depositary share and, in the case of Series II, in an amount equivalent to the dollar equivalent value of 0.0008125 ounces of gold per depositary share.

  Each of Series I and Series II is subject to mandatory redemption, out of funds legally available therefor, on August 1, 2003 and on February 1, 2006, respectively, at an amount equivalent to the dollar equivalent value of 0.10 ounce of gold per depositary share plus accrued and unpaid dividends. The Gold-Denominated Preferred Stock is not subject to redemption at the option of the Company, except in limited circumstances. The Company does not have the right to make any mandatory or optional redemption of any Gold-Denominated Preferred Stock unless full cumulative dividends for all past dividend periods shall have been paid or declared and set aside for payment upon all depositary shares and all other outstanding shares of stock of the Company ranking, as to dividends, on a parity with the Gold-Denominated Preferred Stock. For purposes of this discussion, the "dollar equivalent value" of a specified number of ounces of gold means that number of ounces multiplied by a reference price determined by taking the average of the London P.M. gold fixing price for an ounce of gold on a specified number of days prior to the date of determination.

  The Gold-Denominated Preferred Stock has limited additional voting rights with respect to the election of directors upon the failure of the Company to pay dividends in an amount equal to six full quarterly dividends and the right to vote as a separate class on any proposal to amend the Certificate so as to adversely affect the rights of holders of Gold-Denominated Preferred Stock or create, authorize or issue any series or class of stock ranking senior to the shares of Gold-Denominated Preferred Stock with respect to dividends or the distribution of assets upon liquidation, dissolution or winding upon of the Company. The Gold-Denominated Preferred Stock does not have voting rights with respect to any amendment to the Certificate to authorize other series of stock of the Company ranking on a parity with or junior to the Gold-Denominated Preferred Stock as to dividends or distributions upon liquidation, dissolution or winding up.

  Silver-Denominated Preferred Stock. As of March 31, 1996, the Company had outstanding 119,000 shares of Silver-Denominated Preferred Stock (the "Silver-Denominated Preferred Stock"). The Silver-Denominated Preferred Stock is represented by depositary shares, each of which represents 0.025 shares of such stock and which are traded on the NYSE. The Silver-Denominated Preferred Stock ranks, as to the payment of dividends and distribution upon liquidation, pari passu with the 7% Convertible Exchangeable Preferred Stock, the Step-Up Convertible Stock and the Gold-Denominated Preferred Stock and senior to the Company's Class A Common Stock and Class B Common Stock.

  The depositary shares have a liquidation preference equivalent to the dollar equivalent value of 4.0 ounces of silver per depositary share, plus accrued and unpaid dividends. Dividends on the Silver-Denominated Preferred Stock are cumulative and payable quarterly, in an amount equivalent to the dollar value of 0.04125 ounces of silver per depositary share.

  The Company will redeem annually on August 1 beginning in 1999, out of funds legally available therefor, a number of Silver-Denominated Preferred Stock shares equal to one-eighth of the shares originally issued, at an amount equivalent to the dollar equivalent value of 4.0 ounces of silver per depositary share plus accrued and unpaid dividends. Silver-Denominated Preferred Stock will not subject to redemption at the option of the Company, except that, if at any time the total number of shares of Silver-Denominated Preferred Stock outstanding shall be less than 15% of the total number of shares of Silver-Denominated Preferred Stock originally issued, the Company will have the right to redeem the shares of Silver-Denominated Preferred Stock, in whole but not in part, on any subsequent quarterly dividend date at a redemption price equivalent to the dollar equivalent value of the liquidation preference described above plus a pro rata portion of the accrued and unpaid dividends on the shares of Silver-Denominated Preferred Stock to the date fixed for redemption. The Company will not have the right to make a mandatory or optional redemption of any shares of Silver-Denominated Preferred Stock unless full cumulative dividends for all past dividend periods shall have been paid or declared and set aside for payment upon all shares of Silver-Denominated Preferred Stock and all other outstanding shares of stock of the Company ranking, as to dividends pari passu with the Silver-Denominated Preferred Stock. For purposes of this discussion, the "dollar equivalent value" of a specified number of ounces of silver means that number of ounces multiplied by a reference price determined by taking the average of the London silver fixing price for an ounce of silver on a specified number of days prior to the date of determination.

  The Silver-Denominated Preferred Stock has limited additional voting rights with respect to the election of directors upon the failure of the Company to pay dividends in an amount equal to six full quarterly dividends and the right to vote as a separate class on any proposal to amend the Certificate so as to adversely affect the rights of holders of Silver-Denominated Preferred Stock or create, authorize or issue any series or class of stock ranking senior to the shares of Silver-Denominated Preferred Stock with respect to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company. The Silver-Denominated Preferred Stock does not have voting rights with respect to any amendment to the Certificate to authorize other series of stock of the Company ranking on a parity with or junior to the Silver-Denominated Preferred as to dividends or distributions upon liquidation, dissolution or winding up.

                        DESCRIPTION OF DEPOSITARY SHARES

  The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Deposit Agreement and form of Depositary Receipts relating to each series of the Preferred Stock which will be filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Company may, at its option, elect to have shares of Preferred Stock represented by Depositary Shares. The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate deposit agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable interest in the number of shares of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion, exchange and liquidation rights).

  The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement, each of which will represent the applicable interest in a number of shares of a particular series of the Preferred Stock described in the applicable Prospectus Supplement.

  Upon surrender of Depositary Shares at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares will be entitled to have the Depositary deliver to such holder the number of whole shares of Preferred Stock evidenced by the surrendered Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares representing such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto or the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

  The Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of Preferred Stock shall be made available to holders of Depositary Shares.

CONVERSION AND EXCHANGE

  If any Preferred Stock underlying the Depositary Shares is subject to provisions relating to its conversion or exchange as set forth in the Prospectus Supplement relating thereto, each record holder of Depositary Shares will have the right or obligation to convert or exchange such Depositary Shares into Preferred Stock or other Debt Securities (including rights to receive payments in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) pursuant to the terms thereof.

REDEMPTION OF DEPOSITARY SHARES

  If Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the aggregate redemption price payable with respect to the number of shares of Preferred Stock underlying the Depositary Shares. Whenever the Company redeems Preferred Stock from the Depositary, the Depositary will redeem as of the same redemption date a proportionate number of Depositary Shares representing the shares of Preferred Stock that were redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Company.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the redemption price payable upon such redemption. Any funds deposited by the Company with the Depositary for any Depositary Shares which the holders thereof fail to redeem shall be returned to the Company after a period of two years from the date such funds are so deposited.

VOTING

  Upon receipt of notice of any meeting or action in lieu of any meeting at which the holders of any shares of Preferred Stock underlying the Depositary Shares are entitled to vote, the Depositary will mail the information contained in such notice to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so.

AMENDMENT OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary, provided, however, that any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding.

CHARGES OF DEPOSITARY

  The Company will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any exchange or redemption of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

  The Company, or at the option of the Company, the Depositary, will forward to the holders of Depositary Shares all reports and communications from the Company which the Company is required to furnish to the holders of Preferred Stock.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Share or Preferred Stock unless satisfactory indemnity has been furnished. The Company and the Depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY; TERMINATION OF THE DEPOSIT AGREEMENT

  The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary will be appointed by the Company within 60 days after delivery of the notice of resignation or removal. The Deposit Agreement may be terminated at the direction of the Company or by the Depositary if a period of 90 days shall have expired after the Depositary has delivered to the Company written notice of its election to resign and a successor depositary shall not have been appointed. Upon termination of the Deposit Agreement, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except that the Depositary will continue to deliver Preferred Stock certificates, together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for Depositary Receipts surrendered. Upon request of the Company, the Depositary shall deliver all books, records, certificates evidencing Preferred Stock, Depositary Receipts and other documents relating to the subject matter of the Deposit Agreement to the Company.

                            DESCRIPTION OF WARRANTS

GENERAL

  The Company may issue Warrants, including Warrants to purchase Debt Securities ("Debt Warrants"), as well as other types of Warrants. Warrants may be issued independently or together with any Debt Securities or Preferred Stock and may be attached to or separate from such Debt Securities or Preferred Stock. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement are set forth in the applicable Prospectus Supplement.

DEBT WARRANTS

  The applicable Prospectus Supplement will describe the following terms of the Debt Warrants in respect of which this Prospectus is being delivered: (a) the title of such Debt Warrants; (b) the aggregate number of such Debt Warrants; (c) the price or prices at which such Debt Warrants will be issued; (d) the currency or currencies, including composite currencies, in which the price of such Debt Warrants may be payable; (e) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (f) the price at which and currency or currencies, including composite currencies, in which the Debt Securities purchasable upon exercise of such Debt Warrants may be purchased; (g) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (h) if applicable, the minimum or maximum amount of such Debt Warrants which may be exercised at any one time; (i) if applicable, the designation and terms of the Debt Securities or Preferred Stock with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security or Preferred Stock; (j) if applicable, the date on and after which such Debt Warrants and the related Debt Securities or Preferred Stock will be separately transferable; (k) information with respect to book-entry procedures, if any; (l) if applicable, a discussion of certain United States Federal income tax considerations; and (m) any other terms of such Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

OTHER WARRANTS

  The Company may issue other Warrants. The applicable Prospectus Supplement will describe the following terms of any such other Warrants in respect of which this Prospectus is being delivered: (a) the title of such Warrants; (b) the aggregate number of such Warrants; (c) the price or prices at which such Warrants will be issued; (d) the currency or currencies, including composite currencies, in which the price of such Warrants may be payable; (e) the designation and terms of the Preferred Stock (including rights to receive payments in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices), purchasable upon exercise of such Warrants; (f) the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such Warrants may be purchased; (g) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (h) if applicable, the minimum or maximum amount of such Warrants which may be exercised at any one time; (i) of applicable, the designation and terms of the Debt Securities or Preferred Stock with which such Warrants are issued and the number of such Warrants issued with each such Debt Security or share of Preferred Stock; (j) if applicable, the date on and after which such Warrants and the related Debt Securities or Preferred Stock will be separately transferable; (k) information with respect to book-entry procedures, if any;
(l) if applicable, a discussion of certain United States Federal income tax considerations; and (m) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

  The Company may offer Securities to or through underwriters, through agents or dealers or directly to other purchasers.

  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters, dealers or agents may receive compensation from FCX, FCX Finance or from purchasers in the form of discounts, concessions or commissions. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters within the meaning of the Securities Act.

  Pursuant to agreements which may be entered into between the Company and any underwriters or agents named in the Prospectus Supplement, such underwriters or agents may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as agents for the Company to solicit offers by certain institutional investors to purchase Debt Securities or Preferred Stock from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but shall in all cases be subject to the approval of the Company. The obligations of the purchaser under any such contract will not be subject to any conditions except (a) the investment in the Debt Securities or Preferred Stock by the institution shall not at the time of delivery be prohibited by the laws of any jurisdiction in the United States to which such institution is subject, and (b) if a portion of the Debt Securities or Preferred Stock is being sold to underwriters, FCX and/or FCX Finance shall have sold to such underwriters the Debt Securities or Preferred Stock not sold for delayed delivery. Underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

  All Debt Securities, Preferred Stock and Warrants offered will be a new issue of securities with no established trading market. Any underwriters to whom such Debt Securities, Preferred Stock and Warrants are sold by the Company for public offering and sale may make a market in such Debt Securities, Preferred Stock and Warrants, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Debt Securities, Preferred Stock or Warrants.

  Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

  The specific terms and manner of sale of the Securities in respect of which this Prospectus is being delivered are set forth or summarized in the Prospectus Supplement.

                                 LEGAL MATTERS

  The validity of the Securities offered will be passed upon for FCX and FCX Finance by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. Counsel to any underwriters, dealers or agents with respect to any distribution or Securities will be named in the applicable Prospectus Supplement.

                                    EXPERTS

  The audited financial statements and schedules of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Future audited financial statements and schedules of the Company and the reports thereon of the Company's independent public accountants also will be incorporated by reference in this Prospectus in reliance upon the authority of those accountants as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

  The Company's reserves as of December 31, 1994 and 1995 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been verified by Independent Mining Consultants, Inc., and such reserve information has been incorporated by reference in this Prospectus in reliance upon the authority of said firm as experts in mining, geology and reserve determination.

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  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FCX, THE UNDERWRITERS OR ANY OF THEIR RESPECTIVE AFFILIATES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SENIOR NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF FCX SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                                            PAGE
                                                                            ----
Summary....................................................................  S-3
Risk Factors...............................................................  S-6
Recent Developments........................................................  S-6
Use of Proceeds............................................................  S-8
Ratio of Earnings to Fixed Charges.........................................  S-8
Capitalization.............................................................  S-9
Business................................................................... S-11
Description of the Senior Notes............................................ S-18
Underwriting............................................................... S-30
Legal Matters.............................................................. S-31
                                Prospectus
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Enforcement of Civil Liabilities...........................................    3
The Company................................................................    4
FCX Finance................................................................    4
Risk Factors...............................................................    5
Use of Proceeds............................................................    7
Ratio of Earnings to Fixed Charges.........................................    7
Description of Debt Securities and Guarantees..............................    7
Description of Preferred Stock.............................................   19
Description of Depositary Shares...........................................   25
Description of Warrants....................................................   27
Plan of Distribution.......................................................   28
Legal Matters..............................................................   29
Experts....................................................................   29

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                                  $450,000,000



             [LOGO OF FREEPORT-MCMORAN COPPER & GOLD APPEARS HERE]

                        $200,000,000 7.50% SENIOR NOTES
                                    DUE 2006

                        $250,000,000 7.20% SENIOR NOTES
                                    DUE 2026


                            ----------------------

                             PROSPECTUS SUPPLEMENT

                            ----------------------

                                 UBS SECURITIES

                             CHASE SECURITIES INC.

                                CS FIRST BOSTON

                               NOVEMBER 13, 1996

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